ANNUAL REPORT 2002

TANDY LEATHER COMPANY®

THE LEATHER FACTORY, INC.


LF
Tandy
EST. 1919
LEATHER COMPANY

ANNUAL REPORT 2002

Wray Thompson, CEO
Shannon Greene, CFO
Ron Morgan, President
William Warren, Secr.

TABLE OF CONTENTS



Message to Shareholders

From an operations perspective, 2002 was another solid year - fourteen Tandy Leather retail stores were opened, our sales continued their upward trend and earnings continued to grow. Unfortunately, our operational results for 2002 were more than offset by an accounting change that required the write-down of all of the goodwill for our hat trim subsidiary. While the effect of the write-down was disappointing, we believe our balance sheet is much cleaner and do not foresee the necessity for additional write-downs in the future.

The growth potential for our company remains exciting - maybe the best it's ever been. We've owned Tandy Leather for two years now and still believe that acquisition was one of the smartest decisions we've ever made. We eliminated our main competitor while gaining access to the most recognized name in the leathercraft industry. We like to think we're a unique company - crossing multiple industries and strategically positioned for success.

As we look to the future, we have several specific goals: (1) continue our growth plan through the expansion of the Tandy Leather store chain and (2) increase shareholder value. The first goal is specific and controllable. With the information we have now, we believe we can expand the Tandy Leather retail store chain into 50-100 markets over the next 5-10 years. We continue to evaluate customer demographics to determine the strongest markets for Tandy stores as well as evaluating potential store acquisitions that match our internal goals and parameters. A significant caveat to this growth goal is that we do not want to sacrifice earnings for the sake of revenue growth.

The expansion of the Tandy Leather store chain has gone better than we initially expected. This is why we opened almost twice as many stores in 2002 as we had originally announced. Through mid March 2003, we have added five more stores and expect to have almost doubled the total number of stores by the end of the year.

Increasing shareholder value, particularly as seen through share price, is much more difficult to control. We believe positive earnings trends will eventually achieve share price increases. Our commitment to properly managing the company for the benefit of our shareholders remains of utmost importance. How quickly we achieve the desired result for shareholders remains to be seen. Management will strive to continue to produce positive financial results and increase the company's profile by presenting those results to a broader audience.

Along those lines, the design of our annual report was developed from our increased press coverage during the past year. With the Tandy stores opening, we had a significant number of announcements to make throughout the year and we attracted the attention of some print media. While the contents of an annual report is what most readers are interested in, we thought we'd also emphasize that good things are happening with our company and there are those who are beginning to notice and are interested in helping us tell our story.

We are excited about the future for our company and we hope you, as owners of The Leather Factory, are too. We appreciate your continued support as we endeavor to grow the company and hopefully increase the value of your and our investment. Feel free to call me anytime!

Wray Thompson

Wray Thompson
Chairman and
Chief Executive Officer

The Leather Factory is the premier distributor and manufacturer of leathercraft products to customers worldwide. Products include leather, leatherworking tools, buckles and adornments for belts, leather dyes and finishes, saddle and tack hardware, and do-it-yourself kits. The Leather Factory sells its products through its 30 stores located throughout the United States and Canada and its website (www.leatherfactory.com).

Tandy Leather Company is the leathercraft industry's most recognized supplier and the primary resource for leathercrafters worldwide. Products include quality tools, leather, accessories, kits and teaching materials. Tandy Leather sells its products through a chain of retail stores located throughout the United States and its website (www.tandyleather.com).

Roberts, Cushman and Company custom designs and manufactures a product line of decorative hat trims for headwear manufacturers.



 The Leather Factory corporate headquarters

○ LEATHER FACTORY LOCATIONS ○

Phoenix, AZ
Tucson, AZ
Baldwin Park (Los Angeles), CA
Fresno, CA
Oakland, CA
Denver, CO
Tampa, FL
Elgin (Chicago), IL
Des Moines, IA
Wichita, KS
Harahan (New Orleans), LA
Grand Rapids, MI
Springfield, MO
Billings, MT
Albuquerque, NM
Charlotte, NC
Columbus, OH
Portland, OR
Harrisburg, PA
Chattanooga, TN
El Paso, TX
Mesquite (Dallas), TX
Missouri City (Houston), TX
San Antonio, TX
Salt Lake City, UT
Spokane, WA

□ TANDY LEATHER LOCATIONS □

Tempe, AZ
Fountain Valley (Orange County),CA
Sacramento, CA
East Hartford, CT
Tucker (Atlanta), GA
Boise, ID
Peoria, IL
Speedway (Indianapolis), IN
Essex (Baltimore), MD
Albuquerque, NM
Las Vegas, NV
Oklahoma City, OK
Tulsa, OK
Delmont (Pittsburgh), PA
Memphis, TN
Austin, TX
Dallas, TX
Ft Worth, (west) TX
Salt Lake City, UT

◇ COMBINATION LOCATIONS ◇

Edmonton, AB, Canada
Mississauga (Toronto), Canada
Winnipeg, MB, Canada
Fort Worth (east), TX

△ ROBERTS, CUSHMAN & CO. △

Long Island City, NY

BRAND APPEAL

By April Marciszewski
"Tarrant Business" 08/05/02



Rachel Torres operates a hydraulic cutting press at The Leather Factory in Fort Worth.

Unlike most companies caught in the downwash of faltering stock market, The Leather Factory has seen its share price soar over 150 percent in 19 months.

The unusual advance isn't the result of trendy products or flashy advertising.

Instead, the company, while plugging away at what it has always done - making and distributing leather craft kits and selling cowhides to retail and wholesale customers - has added a little star power: the Tandy Leather name.

"Tandy's the premier, best-known name in the business, Chief Financial Officer Shannon Greene says. "Tandy's the key to growth here, and the economy's not a deterrent."

Tandy Leather was the foundation of what became Tandy Corp., the conglomerate built by Fort Worth business legend Charles Tandy. Tandy Leather was spun off under the Tandycrafts umbrella as Tandy Corp. focused on Radio Shack.

In December 2000, The Leather Factory bought the assets, Web site, customer list and rights to Tandy Leather Co., for $2.85 million in cash and $500,000 in debt

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Leather Factory Operations

The Leather Factory distributes its broad product line of leather and leathercraft-related products in the United States and internationally. We manufacture some of our products, while the majority of products are purchased from manufacturers. Leather Factory operations accounted for 76.3%, 77.0%, and 89.9% of the total consolidated net sales of the Company for 2002, 2001, and 2000, respectively.

Business Strategy

We distribute Leather Factory products through 27 U.S.-based stores, three Canadian-based stores, and through our web site (www.leatherfactory.com). The location of the stores is selected based on the location of customers, so that delivery time to customers is minimized. A two-day maximum delivery time is the Company's goal. The type of premises utilized for the store locations is generally light industrial office/warehouse space in proximity to a major freeway or with other similar access. This kind of location typically offers lower rents compared to other more retail oriented locations.

Leather Factory stores offer a "one-stop shopping" concept for both leather and leathercraft materials. Our strategy is that a customer can purchase the leather and related accessories and supplies necessary to complete his project from one place. The size and configuration of the stores are planned to allow large quantities of product to be displayed in an easily accessible and visually appealing manner. Leather is displayed by the pallet where the customer can see and touch it, assessing first-hand the numerous sizes, styles, and grades offered.

Leather Factory stores serve customers through various means including walk-in traffic, phone and mail order. Both wholesale and retail customers purchase from the stores.

We staff Leather Factory stores with experienced managers whose compensation is tied to the operating profit of their store. Sales are generated by the selling efforts of the store personnel themselves, the aggressive use of direct mail advertising, participation by the Company at trade shows and, on a limited basis, the use of sales representative organizations.

Our primary advertising efforts are through direct mail advertising aimed at specific market groups. Like most direct mail marketers, our mailing list is one of our most important assets. Over the years, we have spent considerable time and money maintaining and updating this list. As a result, we have developed what we consider to be the purest, most up-to-date, unique collection of leathercraft customers' names and purchase information found anywhere in the world. Our mailing list has been the key to our sales in the past and will continue to be the key in the future. We estimate that in 2003, we will produce and mail 35-40 different direct mail pieces from a simple black and white postcard to our 140-page full color catalog.

Customers

Leather Factory's customer base is comprised of individuals, wholesale distributors, tack and saddle shops, institutions (prisons and prisoners, schools, hospitals), western stores, craft stores and craft store chains, other large volume purchasers, manufacturers, and retailers dispersed geographically throughout the world. Wholesale sales make up the majority of our Leather Factory business, although retail sales have increased somewhat during the last several years. Generally speaking, Leather Factory's sales mix is 80% wholesale and 20% retail. We are continuing efforts to attract retail customers to Leather Factory; however, the strongest market for Leather Factory continues to be the wholesale customer. Leather Factory sales generally do not reflect significant seasonal patterns. Orders are filled as received, and Leather Factory does not have any backlogs. We maintain inventory at a level that we believe will fill most customer orders.

Leather Factory's Authorized Sales Center ("ASC") program was developed to generate sales in geographical areas where we currently do not have a store without the capital investment needed to open one. An unrelated person operating an existing business who desires to become an ASC must apply with Leather Factory and upon approval, place a minimum initial order. There are also minimum annual purchase amounts set that the ASC must adhere to in order to maintain ASC status. In exchange, the ASC gets free advertising in certain sale flyers, price breaks on many products, advance notice of new products, priority shipping and handling on all orders, as well as various other benefits. Leather Factory stores service approximately 110 ASC's located throughout the United States.

Expansion

We opened four new Leather Factory stores in 1999, and two new stores in each of the years 2000 and 2001. While we do not believe there is a significant and immediate opportunity for expansion of the Leather Factory store system in terms of opening additional stores, we do believe expansion could be achieved by acquiring companies in related areas/markets which offer synergistic aspects based on the locations and/or product lines of the businesses.

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from struggling Tandycrafts.

By 1999, Tandy Leather had closed all of its stores, reducing its operations to Internet, telephone and mail orders.

The purchase brought Tandy Leather back under the control of Wray Thompson, the chief executive of The Leather Factory who was fired as president of Tandy Leather back in the '80s.

The Leather Factory spent a year repackaging Tandy's leather craft kits and weeding out products such as wicker furniture and umbrellas.

Since January, it has opened nine Tandy Leather retail stores, with three more in the works.

Several of the new locations are close to or in the same place as Tandy stores that had closed, Greene says.

The company has about 29 Leather Factory stores nationwide and says it is happy with that number. But it wants to have 40 to 50 Tandy Leather stores five years from now. At one time, Tandy Leather had 350 stores.

"That's too many," Greene says. "They weren't all profitable."

The combination of The Leather Factory and Tandy Leather seems to have worked.

The company is already bringing in $40 million a year in sales, but Greene says that as the Tandy Leather chain grows, it could add another $20 million. At its peak, Tandy Leather had about $45 million in sales, and The Leather Factory has $20 million, she says.

The company has seen a 7 percent increase in same-store sales this year.

The Leather Factory has bought several independent leather stores, and as soon as the signs outside changed to "Tandy", sales skyrocketed, Greene says.

The Leather Factory has also benefited from the upsurge in the arts and crafts industry since Sept. 11, as people are spending more time at home with their families.

Before Tandy Leather came along, leather crafts were almost unknown to everyone except artists who passed down the
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THE RIGHT WRAY

Wholesale to retail, Thompson, Morgan build leather legacy

By Julie Blacklidge
"Fort Worth Business Press" 10/11/02

It could rank among the top 50 worst Internet marketing decisions in history.

In 1999, Tandy Leather Company shut the doors on its 120 retail stores to focus on Internet, catalog and mail order sales; revenues dropped from $45 million to $7 in one year - its last year. That crash left the door wide open for The Leather Factory (AMEX:TLF) to buy out its biggest competitor and position itself as the market leader.

By the end of 2000, the Leather Factory had purchased Tandy Leather at a bargain basement price of just over $3 million.

Much of that value was name recognition, and CEO Wray Thompson and President Ronald Morgan are banking on the Tandy name to accelerate the expansion of The Leather Factory, which went public in 1993.

Growth in 2001-02 has exceeded their expectations, according to Chief Financial Officer Shannon Greene. The plan for 2002 was to open six Tandy Leather retail stores. By the beginning of the third quarter, 12 stores had opened nationwide.

According to Robert Davis, senior securities analyst for J. M. Dutton and associates, each store was predicted to gross $20,000 a month in revenues, yet are consistently pulling in between $30,000 and $40,000 a month.

Despite costs associated with rapid expansion and investment

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Tandy Leather Operations

Tandy Leather Company bears the name of the oldest and best-known supplier of leather and related supplies used in the leathercraft industry. Established in 1919, originally as Hinkley-Tandy Leather Company, Tandy Leather has been the primary resource for over five generations of leathercrafters. This subsidiary offers a product line of quality tools, leather, accessories, kits and teaching materials.

We acquired the Tandy Leather assets in November 2000. Tandy Leather accounted for 18.6%, 17.7% and 1.9% of the total consolidated net sales of the Company for 2002, 2001, and 2000, respectively.

Business Strategy

Tandy Leather did not own any retail stores when its assets were acquired by the Company and was operating as a catalog/mail order/Internet fulfillment house. At one time, however, Tandy Leather operated approximately 350 retail stores located throughout the United States and Canada. Believing that Tandy Leather stores are a viable vehicle for growth, we began opening Tandy Leather retail stores in 2002. As of December 31, 2002, there were 14 retail stores located in the United States. More information about the growth and expansion of the Tandy retail store chain is explained below.

The retail stores serve walk-in, mail and phone order customers from convenient locations in established retail areas as well as orders generated from its website, www.tandyleather.com. The Tandy stores also service approximately 120 authorized dealers located throughout the United States. Tandy Leather stores are staffed by knowledgeable sales people whose compensation is based, in part, upon the profitability of their store. Our products are sold in Canada through the three Leather Factory stores located there. These three stores support approximately 40 Tandy Leather authorized dealers located throughout the Canadian provinces.

Sales by Tandy Leather are driven through the efforts of the store staff, trade shows, our 132-page catalog and a direct marketing program that includes 35-40 different sales flyers produced annually and e-mail announcements. Tandy's mailing list is similar to that of The Leather Factory in that maintaining detailed customer history allows us to target certain customer segments in our mailings. This provides significant opportunity for sales retention and growth.

Tandy Leather has long been the entry point for new customers getting into leathercraft. We continue to broaden our customer base by working with various youth organizations and institutions where people are introduced to leathercraft, as well as hosting classes in the retail stores.

Customers

Tandy's customer base is comprised mostly of individual hobbyists but also includes a number of resellers, small manufacturers, institutions and dealers. Individual retail customers are our largest customer group, representing more than 65% of Tandy Leather sales. Youth camps and schools, Authorized Dealers (similar to Leather Factory's Authorized Sales Centers) and our wholesale customers complete our customer base. Like Leather Factory, Tandy fills orders as they are received, and there is no order backlog. Tandy maintains reasonable amounts of inventory to meet these orders.

Tandy's sales, when operating strictly as an order fulfillment house (phone, fax, mail, and Internet orders), are generally consistent quarter to quarter (25% per quarter). Its retail store operations historically generate slightly more sales in the 4th quarter of each year (approximately 30%) and less in the 2nd quarter (approximately 20%) while the 1st and 3rd quarters remain steady at 25%.

Expansion

In December 2001, The Leather Factory, Inc. announced plans to expand the Tandy Leather operation through the introduction of Tandy Leather retail stores. We opened fourteen retail stores in 2002 - four by acquiring existing leathercraft stores, nine by opening new stores, and one by converting a Leather Factory store. Management expects to open a similar number of retail stores in 2003.

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into the company, The Leather Factory is managing to show a profit. According to Morgan, the $41 million company operates at a 6 percent profit margin.

"That 6 percent is because we are re-investing and putting money back into the company," Morgan said. "The margins would be much higher if we were just sitting on profits."

Greene says that the company has made a profit the last 13 quarters, only showing a loss in 1996 and breaking even in 1997.

"The Leather Factory is grossly undervalued," Davis said. "It has no major competition and is consistently on target with financials."

The Leather Factory was the brainchild of Morgan, 55, and Thompson 70, who discussed the idea over drinks in a hot tub during the late 1970s. Both were Tandy employees who were dissatisfied with the direction the company took after the death of its leader, Charles Tandy.

"I wasn't so sure at the beginning," Thompson said. "I was 50. I was thinking about retirement at that time."

Thompson had worked with Tandy since 1958 and Morgan had been with the company since 1969. They knew the industry well and knew they would be successful if they went out on their own, Morgan said, because the new leadership at Tandy simply "didn't know leather or the direction they wanted to take the company."

Each invested $7,000 and they formed The Leather Factory through a consulting arrangement with St. Louis-based Brown Shoe Group. A flip of the coin earned Thompson the CEO title and Morgan became President.

The first store was opened in Chattanooga, Tn. The Leather Factory, targeted toward the wholesale market, didn't directly compete with Tandy, which focused on the retail craft market.

"Tandy had 100 percent of the craft market share," Thompson said. "We focused on tools and hardware and never did pure retail."

(continued on page 8 column 1)

(continued from page 7 column 2)
The first few years were a struggle. Thompson and Morgan said they went without a salary and lived off their personal savings for two years.

"The plan was simple: hire an employee, make a profit, hire another employee, make another profit," Morgan said.

By 1985, The Leather Factory operated six locations and Thompson and Morgan were ready to buy out Brown Shoe Group and take on full ownership. The pair paid $1.2 million, with $600,000 of it a bank loan.

"We paid that loan back relatively quickly," Thompson said. "Tandy was always watching to see what we were doing, but (Thompson and Morgan) were determined to outdo them."

When Tandycrafts, the parent to Tandy Leather, hit a difficult financial period and began selling off individual companies (Tandy Leather, Cargo Furniture) in the late 1990's, Thompson and Morgan saw their opportunity to acquire Tandy Leather.

"It was just a matter of time before it went up for sale anyway," Thompson said.

The acrimony didn't stop when The Leather Factory made its offer, Thompson said. "A CPA had to go over to do due diligence because they didn't want us in the building. There was always this underlying skepticism," he said. They made an offer to Tandy a few years before for much more than the $3 million they paid, but details of that offer are contractually sealed.

Thompson credits Morgan with putting the deal together. Morgan called every week for 12 weeks before the two rival companies came to an agreement.

In less than a year, the Leather Factory has re-established the Tandy Leather retail store brand. One is off of Hwy. 80 in Fort Worth, the exact same space it had occupied when it shut its doors in 1999.

"The Tandy brand has unbelievable impact," Thompson said. "People know it - whether it's the Boy Scouts or the YMCA or the VA
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Roberts, Cushman Subsidiary

Cushman is located in Long Island City, N.Y., and produces and sells headwear adornments (decorations that adorn the outside of a hat), manufacturing made-to-order trimmings for the headwear industry for over 140 years. Cushman accounted for 5.1%, 5.3%, and 8.2% of the total consolidated net sales of the Company for 2002, 2001, and 2000, respectively.

Business Strategy

Cushman has long been considered one of the leaders in the field of headwear trimmings. It designs and manufactures exclusive trimmings for all type of hats. Trims are sold to hat manufacturers directly. Cushman does not employ an outside sales force. Instead, customers visit the facilities in New York and, with a Cushman designer, incorporate their ideas into a customized product. The customer is provided samples or photographs of each design before they leave the premises who can then use the sample as a sales tool to obtain hat orders from their customers. This "design-on-site" process is unique in the industry.

Customers

Currently, there are approximately 90 to 100 headwear manufacturers worldwide. Cushman designs and manufactures trims for over 75 of those manufacturers, supplying customized trims, as well as ribbons, buckle sets, name pins, feathers, etc. Our success in developing and maintaining long-standing relationships with our customers is due primarily to our ability to deliver quality products in a timely manner. Generally, our delivery target is three weeks or less. Cushman's backlog of in-house orders from customers as of March 14, 2003 was $180,000, which approximates one month of sales. Cushman's sales generally do not reflect significant seasonal patterns.

Expansion

Cushman has been successful providing a very specific product line directly to headwear manufacturers. Given the current conditions, we do not believe that there is much room for expansion in the industry, other than to capture additional market share. We have considered the possibility of expanding production to other leather products. However, even though the potential products would be made from leather and therefore could be considered somehow related, we have decided that Cushman's expansion into other products is not feasible at this time.

Products

Our core business consists of manufacturing, importing and distributing leather, traditional leathercraft materials (do-it-yourself kits, stamping sets, and leatherworking tools), craft-related items (leather lace, beads, and wearable art accessories), hardware, metal garment accessories (belt buckles, belt buckle designs, and conchos), and leather finishes. We attempt to maintain the optimum number of stock-keeping units ("SKUs") in the Leather Factory and Tandy Leather lines to balance proper stock maintenance and minimize out-of-stock situations against carrying costs involved with such an inventory level. We try to maintain higher inventories of certain imported items to ensure a continuous supply.

The number of SKUs has been refined over the years by the introduction of new products and the discontinuing of selected products. The Company carries approximately 3,400 items in the current lines of leather and leather-related merchandise - 800 of which are exclusively Leather Factory products, 800 exclusively Tandy Leather and 1,800 carried by both Leather Factory and Tandy.

The products manufactured by the Company generally involve cutting leather into various shapes and patterns using metal dies ("clicking"), fabrication, assembly, and packaging/repackaging tasks. Items made in Fort Worth are primarily distributed under the Tejas™ brand name through our stores.

Cushman's hat bands are generally made from leather, ribbon, or woven fabrics, depending on the style of hat. They are made by cutting leather and/or other materials into strips, and enhancing the trim by attaching conchos and/or three-piece buckle sets, braiding with other materials, finishing the end or borders by stitching or by lacing with leather lace. Cushman also supplies custom-designed buckles and conchos separate from the bands, feathers for dress hats, and name pins.

Patents, Copyrights

We presently own 496 copyrights covering 605 registered works, twenty trademarks covering twenty names, and two patents covering three products. Registered trademarks include federal trade name registrations on The Leather Factory and Tandy Leather Company. The trademarks expire at various times starting in 2005 and ending in 2012, but can be renewed indefinitely. Most copyrights granted or pending are on metal products, such as conchos, belt buckles, instruction books, and kits. The expiration period for the copyrights begins in 2062 and ends in 2072. The Company has patents on two belt buckles and certain leather-working equipment known as the "Speedy Embosser." The patents expire in 2011. We consider these intangibles to be valuable assets and defend them as necessary.

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Hospital. It would be hard to find someone who is not familiar with Tandy Leather Company."

More retail stores are on the horizon. During the next three to five years, Thompson expects 40 additional locations. Each location is researched and placed in areas where they expect there's a market.

"We still have that same idea, open a store, make a profit, open another store, make a profit," Morgan said.

The Tandy Leather Web site generates about five percent of the company' sales and offers an alternative for customers who do not have a store near them. Mail order is also an option. At the store on Hwy. 80, orders have been shipped to Virginia, New York, Minnesota, Michigan and Indiana, to name a few.

Although Davis rates the stock a "strong buy," it is hovering at just under $3. The stock opened for around $5 in 1993. There are 10,064,000 shares outstanding and insiders own 62 percent.

"Investors are gobbling up the stock," Davis says. "As the price drops, you see the volume picking up. It's a quick buy-in to a strong company."

Thompson is married to Sally and has two boys and seven grandchildren. Both of his boys work at The Leather Factory, according to Greene. "They actually do a fantastic job. They are not just here because they are the bosses sons."

Morgan is married to Robin and has three children and four grandchildren.


Tandy
EST. 1919
LEATHER COMPANY
• Hoops for Dream Catchers & Mandalas
• Seed Beads
• Deer Skins
• Feathers
• Mandala Wool
catalog $5 or
FREE
with any purchase

Star-Telegram All Stars 2002

LEATHER FACTORY

"Tarrant Business" 05/20/02

The Leather Factory's recent strategy has been to expand its market by opening new retail outlets, including several stores under the name of its Tandy Leather subsidiary, a former competitor that it acquired in December 2000.

So far, the Fort Worth based marketer and distributor of leather crafting products has opened three Tandy leather stores, one each in Oklahoma City, Boise, Idaho, and East Hartford, Conn.

Chief Financial Officer Shannon Greene says the company is pleased with the performance of the new stores, in particular the Oklahoma and Idaho locations, which opened early this year.

"Both stores are profitable and were from the first month we bought them," she says.

The company could open as many as 10 stores this year, she says.

In 2001, the Leather Factory earned $2 million, or 19 cents a share, compared with $1.5 million, or 15 cents a share, last year. Its sales were up 24 percent, at $37.3 million, from $30.1 million the previous year.

That helped push it into a tie for No. 8 on the Star Telegram All-Stars list.

The Leather Factory's stock price climbed from just above $1 a share to above $2 a share. Its stock is currently trading above $3 a share.

Robert Davis, senior securities analyst for J. M. Dutton and Associates, rates the Leather Factory a "buy", saying he believes the stock is undervalued.

"I see their potential in terms of their strength in a particular niche," he says. "Within the crafts industry, the leathercrafting niche hasn't expanded as quickly. The Leather Factory completely dominates a niche that is underdeveloped."

Cushman's products are generally not copyrighted initially as hundreds of new trim designs are continually in process. Once a trim has been selected by a customer for production, has been completed for a line of hats, and has been a strong seller for the season, selected components in the trim are often transferred to Leather Factory, adapted to fit Leather Factory's product line, and copyrighted. Given that the apparel market designs and produces styles at least six months in advance of a particular season, Cushman's product design contributes to Leather Factory's development of new products as we get insight into what styles are expected to be popular in the near future.

Suppliers

We currently purchase merchandise and raw materials from approximately 200 vendors dispersed throughout the United States and in more than 20 foreign countries. In 2002, the ten largest vendors accounted for approximately 75% of Leather Factory's and Tandy Leather's combined purchases.

Because leather is sold internationally, market conditions abroad are likely to affect the price of leather in the United States. Outbreaks of mad cow and hoof-and-mouth disease (or foot-and-mouth disease) in certain parts of the world can influence the price of leather used in our products. As such an occurrence is beyond the control of the Company, we cannot predict when and to what extent we could be affected in the future. Aside from increasing purchases when we anticipate price increases (or possibly delaying purchases if we foresee price declines), we do not attempt to hedge our inventory costs.

Cushman purchases components from over 25 vendors, located predominately in the United States. In 2002, Cushman's top 10 vendors (in dollars purchased) represented approximately 40% of its total purchases.

Overall, we believe that our relationships with suppliers are strong and do not anticipate any material changes in these supplier relationships in the future. Due to the number of alternative sources of supply, the loss of any of these principal suppliers would not have a material impact on our operations.

Competition

We sell our leather and leathercraft-related products in three highly fragmented markets - leathercraft, leather accessories, and retail craft. We encounter competition in connection with certain product lines and in certain areas from different companies, but have no direct competition affecting the entire product line. We compete on price, availability of merchandise, and speed of delivery. Our size relative to most of our competitors creates competitive advantage in our ability to stock a full range of products as well as in buying merchandise. We are able to purchase in bulk and have an international network of suppliers that can provide quality merchandise at lower costs. Most of our competitors do not have the multiple sources of supply and cannot purchase sufficient quantities to compete along a broad range of products. In fact, some of our competitors are also customers, relying on us as a supplier.

Our Cushman line encounters some competition. However, we are not aware of any single company whose primary product line is the same as Cushman's. Cushman's market share has grown over the years because of its reputation in the industry to deliver product timely.

Employees

As of December 31, 2002, the Company employed 340 people, with 323 on a full-time basis. The Company is not a party to any collective bargaining agreement. Overall, management believes that relations with employees are good.

Eligible employees participate in The Leather Factory, Inc. Employees' Stock Ownership Plan and Trust ("ESOP"). As of December 31, 2002, 232 employees and former employees were participants in or beneficiaries of the ESOP. The Company has the option of contributing up to 25% of eligible employees' compensation into the ESOP. Net contributions for 2002, 2001, and 2000 were 5.8%, 5.2%, and 5.9%, respectively, of eligible compensation. These contributions are used to purchase shares of the Company's Common Stock. Generally, contributions to the ESOP follow a similar pattern as overall profitability.

2002 MARKETS

"Star Telegram" 01/02/03

As for the experts, they only had two winners - Pier 1 Imports and The Leather Factory. But the Leather Factory was a huge gainer..."

Retail was a mixed bag in 2002, said Oz Tangun, director of research at Dallas-based Southwest Securities.

Michaels, the Irving based craft store chain whose stock price slipped about 6 percent, competed well in a very tough environment, but slowing October sales and a reduced sales forecast for November turned investors off, Tangun said.

"It's still a dominant retailer in a fragmented industry," said Tangun, who predicted that Michaels would start reaping benefits from new inventory management and logistical systems.

"Pier 1 defied a lackluster retail environment and its share rose 10.3 percent for the year. Analysts praised the Fort Worth furnishings retailer for marking out its niche and exploiting it successfully.

It was a roller coaster year for Bombay Company.

Investors smiled broadly at retailer Leather Factory - its stock was up more than 60 percent - Tandy Brands share price rose nearly 40 percent.


Leather and Supplies for
makers of things leather
The Leather Factory
Fort Worth, TX 800-433-3201

(continued from page 5 column 2)

skills, says Robert Davis, an analyst with J.M. Dutton & Associates, a securities research company.

Tandy Leather made the art accessible to the public, and Davis says he believes that The Leather Factory will expand on that.

"I think, by buying (Tandy) back, they will create ultimately more interest in leather crafting," he says.

Even without expanding, the company is the country's main source of leather crafts and tools, Davis says.

"It pretty much owns its market niche," he says.

And even though the stock has surged from about $1 to $3 since the Tandy Leather purchase, Davis says he believes that it is undervalued. It closed Friday at $2.75, down 16 cents.

"The earnings and cash flow are significantly high to justify a higher stock price, Davis says. "I can see a stock price of well over $5 a share."

The company's net income rose to $792,047, or 8 cents a share, in the second quarter, compared with $621,910, or 6 cents a share, a year earlier. And its gross margins rose from 49 percent in 2000 to 52 percent last year.

The only thorns in the company's success story are rising operating costs, which went from 36.8 percent of net sales in 1997 to 41 percent in 2001.

Extra advertising, especially to new retail customers, accounts for some of the increase, but cleaning up the Tandy Leather operation has also cost the company.

"There just wasn't anybody 'minding the store' before The Leather Factory bought it," Greene says.

COMBINING RIVALS

The combination of The Leather Factory and Tandy Leather brings together two companies that once competed against each other.

About 20 years ago, Radio Shack executives began taking over top Tandy Corp., positions and fired Tandy Leather President Wray Thompson, citing lower sales. Tandy Leather was then a subsidiary of Tandy Corp. which also operated Radio Shack.

Thompson, along with former Tandycrafts Vice President Ron Morgan, moved to Chattanooga, Tenn., to work for Brown Shoe Co. About five years later, the men bought the company and renamed it The Leather Factory.

"We were going without paychecks for two years," Thompson says.

They started adding stores and took the company public in 1993, although top executives still hold 63 percent to 64 percent of the 10 million shares outstanding.

High-flying

The Leather Factory's stock price has risen almost 200 percent since it bought Tandy Leather Co. at the end of 2000, while the broader market has fallen. The Leather Factory has also benefited from the surge in the arts and crafts industry since Sept. 11, as people have focused on spending more time with their families.


Tandy Leather
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SOURCE: Bloomberg News

Right away The Leather Factory focused on wholesale customers, because the owners knew that Tandy Leather had control of the retail market.

"Tandy was The Leather Factory's main competitor," Greene says. "When Tandy had a lot of its retail stores, The Leather Factory focused more on the wholesale market than the retail market because Tandy had always had its arms around the retail."

The stores have maintained that distinction: About 80 percent of The Leather Factory's business is wholesale, while about 60 percent of Tandy Leather's business is retail.

Thompson, 70, is all too happy to gloat a little over the fact that he's reviving the company that once fired him.

He says that when he left Tandy, it was bringing in $45 million a year in sales.

"When I bought them, they were doing 7 (million dollars)," he says, holding up seven leathery fingers. "Just seven."

Thompson and Morgan say they try to run their company in the tradition of their heroes, Charles Tandy and J. L. West, the former heads of Tandy Leather. They open a store, make it profitable and use the revenue to open up a new store, Morgan says.

Thompson looks across his office to portraits of Tandy and West on his wall. He fondly remembers the men who hired him in 1958 over a solid oak table, which he still has in a back room.

"If I ran a company like Mr. West ran Tandy Leather Co., our profit would probably run 50 percent more than it is now," Thompson says. "He wouldn't give anyone a raise and wouldn't spend a penny on anything. Charles was the marketing man. I don't think I'll ever be a Charles Tandy. He was a big thinker and doer."

WRAPPED UP IN BUSINESS

Now, the company's factories at 3847 E. Loop 820 S. produce products for both The Leather Factory and Tandy Leather.

Some women sew linings to leather phone book covers, while others swivel noisy machines to stamp out shapes in leather hides for craft kits.

A man plops circles of tanned leather onto a machine, and he slowly guides it as the machine cuts continuous quarter and eighth inch lacing.

In The Leather Factory store at the same location, some hides in colors from navy to red, are piled haphazardly as employees sort and pack the 3,000 items in stock. They are reorganizing and consolidating the store and warehouses to save money on rent.

But even during the transition, prized hides hang prominently for customers to admire as they walk in the door.

This is the business Thompson loves, with its strong smell of leather permeating the warehouses and its tales of adventure locked inside the cowhides that come from 20 countries.

The Leather Factory buys products from a tannery in Brazil, somewhere Thompson has never been.

"I could be talked into going," he says with a hint of a smile. I have a valid passport."

"As long as my health's good, I'd rather come to work," he says. "It's been fun. It became a lot more fun when we got Tandy back in the plan."

THE LEATHER FACTORY, INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2002	December 31, 2001
ASSETS		
CURRENT ASSETS:		
Cash	$ 101,557	$ 409,040
Cash restricted for payment on revolving credit facility	553,839	491,729
Accounts receivable-trade, net of allowance for doubtful accounts of $78,000 and $191,000 in 2002 and 2001, respectively	1,938,698	2,297,953
Inventory	12,695,344	9,054,269
Prepaid income taxes	55,644	-
Deferred income taxes	159,090	128,111
Other current assets	672,117	479,390
Total current assets	16,176,289	12,860,492
PROPERTY AND EQUIPMENT, at cost	5,321,749	4,201,368
Less-accumulated depreciation and amortization	(3,301,898)	(2,858,869)
Property and equipment, net	2,019,851	1,342,499
GOODWILL, net of accumulated amortization of $734,000 and $1,583,000 in 2002 and 2001, respectively	686,484	4,535,412
OTHER INTANGIBLES, net of accumulated amortization of $113,000 and $66,000, in 2002 and 2001, respectively	483,507	476,908
OTHER assets	309,471	333,012
	$ 19,675,602	$ 19,548,323
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 1,594,909	$ 1,303,596
Accrued expenses and other liabilities	2,503,331	1,171,152
Income taxes payable	-	52,662
Notes payable and current maturities of long-term debt	4,218,968	4,527,904
Total current liabilities	8,317,208	7,055,314
DEFERRED INCOME TAXES	186,076	61,647
NOTES PAYABLE AND LONG-TERM DEBT, net of current maturities	2,256	7,691
COMMITMENTS AND CONTINGENCIES (Note 7)	-	-
STOCKHOLDERS' EQUITY:		
Preferred stock, $0.10 par value; 20,000,000 shares authorized, none issued or outstanding	-	-
Common stock, $0.0024 par value; 25,000,000 shares authorized, 10,149,961 and 9,991,161 shares issued and outstanding at 2002 and 2001, respectively	24,360	23,979
Paid-in capital	4,163,901	4,030,508
Retained earnings	7,064,345	8,478,187
Less: Notes receivable - secured by common stock	(44,003)	(71,939)
Accumulated other comprehensive loss	(38,541)	(37,064)
Total stockholders' equity	11,170,062	12,423,671
	$ 19,675,602	$ 19,548,323

The accompanying notes are an integral part of these financial statements.

THE LEATHER FACTORY, INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	2002	2001	2000
NET SALES	$ 39,728,615	$ 37,279,262	$ 30,095,264
COST OF GOODS SOLD	18,393,914	17,934,935	15,147,547
Gross Profit	21,334,701	19,344,327	14,947,717
OPERATING EXPENSES	17,202,927	15,442,359	11,702,633
INCOME FROM OPERATIONS	4,131,774	3,901,968	3,245,084
OTHER EXPENSE:			
Interest Expense	(246,878)	(458,558)	(617,400)
Other, net	(65,039)	(74,924)	(36,379)
Total Other Expense	(311,917)	(533,482)	(653,779)
INCOME BEFORE INCOME TAXES and CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	3,819,857	3,368,486	2,591,305
PROVISION FOR INCOME TAXES	1,224,868	1,362,053	1,049,985
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	2,594,989	2,006,433	1,541,320
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(4,008,831)	-	-
NET INCOME (LOSS)	$ (1,413,842)	$ 2,006,433	$ 1,541,320
NET INCOME (LOSS) PER COMMON SHARE - BASIC:			
Income before Cumulative Effect of Accounting Principle	$ 0.26	$ 0.20	$ 0.16
Cumulative Effect of Change in Accounting Principle, net	(0.40)	-	-
NET INCOME PER COMMON SHARE	$ (0.14)	$ 0.20	$ 0.16
NET INCOME (LOSS) PER COMMON SHARE - DILUTED:			
Income before Cumulative Effect of Accounting Principle	$ 0.24	$ 0.19	$ 0.15
Cumulative Effect of Change in Accounting Principle, net	(0.37)	-	-
NET INCOME PER COMMON SHARE - DILUTED	$ (0.13)	$ 0.19	$ 0.15
WEIGHTED AVERAGE NUMBER OF SHARES:			
Basic	10,063,581	9,976,181	9,875,606
Diluted	10,761,670	10,449,306	10,182,803

The accompanying notes are an integral part of these financial statements.

THE LEATHER FACTORY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000

	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ (1,413,842)	$ 2,006,433	$ 1,541,320
Adjustments to reconcile net income (loss) to net cash provided by operating activities -			
Depreciation and amortization	491,312	730,153	582,778
Loss on disposal of assets	-	5,588	5,089
Amortization of deferred financing costs	37,038	45,753	44,804
Deferred income taxes	(30,184)	(8,135)	4,056
Other	(2,502)	(10,898)	(4,184)
Cumulative effect of change in accounting principle	4,008,831	-	-
Net changes in assets and liabilities, net of effects of business acquisitions:			
Accounts receivable-trade, net	359,255	(105,957)	368,848
Inventory	(3,463,866)	151,629	1,562,274
Income taxes	16,124	(42,133)	(379,467)
Other current assets	(192,726)	230,695	83,990
Accounts payable	291,311	(856,314)	(137,686)
Accrued expenses and other liabilities	1,332,179	(119,461)	230,732
Total adjustments	2,846,772	20,920	2,361,234
Net cash provided by operating activities	1,432,930	2,027,353	3,902,554
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property and equipment	(1,073,515)	(629,773)	(377,840)
Payments in connection with businesses acquired	(435,747)	-	(2,999,159)
Proceeds from sale of assets	-	3,200	2,484
(Increase) decrease in other assets	(14,754)	(1,386)	2,519
Other intangible costs	(1,625)	-	-
Net cash used in investing activities	(1,525,641)	(627,959)	(3,371,996)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase (decrease) in revolving credit loans	(286,889)	(1,150,543)	(167,687)
Payments on notes payable and long-term debt	(27,482)	(105,189)	(243,083)
Increase in cash restricted for payment on revolving credit loans	(62,110)	(101,262)	(72,563)
Payments received on notes secured by common stock	27,936	48,400	33,077
Deferred financing costs incurred	-	-	(25,626)
Proceeds from issuance of common stock	133,774	84,099	45,000
Net cash used in financing activities	(214,772)	(1,224,495)	(430,882)
NET INCREASE (DECREASE) IN CASH	(307,483)	174,899	99,676
CASH, beginning of period	409,040	234,141	134,465
CASH, end of period	$ 101,557	$ 409,040	$ 234,141
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Interest paid during the period	$ 213,791	$ 443,925	$ 572,557
Income tax paid during the period	1,254,679	1,414,404	1,424,648
NON-CASH INVESTING ACTIVITIES:			
Equipment acquired under capital lease financing arrangements	-	$ 18,676	-

The accompanying notes are an integral part of these financial statements.

THE LEATHER FACTORY, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	Common Stock				Accumulated	Other		
	Number of shares	Par value	Paid-in capital	Retained earnings	Notes receivable - secured by common stock	Cumulative Loss	Total	Comprehensive Income (Loss)
BALANCE, December 31, 1999	9,853,161	$ 23,648	$3,901,740	$4,930,434	$ (153,416)	$ (21,981)	$ 8,680,425	
Payments on notes receivable secured by common stock	-	-	-	-	33,077	-	33,077	
Shares issued - stock options exercised	55,000	132	44,868	-	-	-	45,000	
Net income	-	-	-	1,541,320	-	-	1,541,320	1,541,320
Translation adjustment	-	-	-	-	-	(4,185)	(4,185)	(4,185)
BALANCE, December 31, 2000	9,908,161	$ 23,780	$3,946,608	$6,471,754	$ (120,339)	$ (26,166)	$10,295,637	
Comprehensive income for the year ended December 31, 2000								$ 1,537,135
Payments on notes receivable - secured by common stock	-	-	-	-	48,400	-	48,400	
Shares issued - stock options exercised	83,000	199	83,900	-	-	-	84,099	
Net income	-	-	-	2,006,433	-	-	2,006,433	2,006,433
Translation adjustment	-	-	-	-	-	(10,898)	(10,898)	(10,898)
BALANCE, December 31, 2001	9,991,161	$ 23,979	$4,030,508	$8,478,187	$ (71,939)	$ (37,064)	$12,423,671	
Comprehensive income for the year ended December 31, 2001								$ 1,995,535
Payments on notes receivable - secured by common stock	-	-	-	-	27,936	-	27,936	
Shares issued - stock options and warrants exercised	158,800	381	133,393	-	-	-	133,774	
Net loss	-	-	-	(1,413,842)	-	-	(1,413,842)	(1,413,842)
Translation adjustment	-	-	-	-	-	(1,477)	(1,477)	(1,477)
BALANCE, December 31, 2002	10,149,961	$ 24,360	$4,163,901	$7,064,345	$ (44,003)	$ (38,541)	$11,170,062	
Comprehensive loss for the year ended December 31, 2002								$(1,415,319)

The accompanying notes are an integral part of these financial statements.

THE LEATHER FACTORY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS

The Leather Factory, Inc. and subsidiaries (the "Company") is engaged in the manufacture and distribution of a broad product line of leather, leathercrafts, western apparel and related accessory items. The Company operates stores throughout the United States and Canada. Numerous customers including retailers, wholesalers, assemblers, distributors and other manufacturers geographically disbursed throughout the world purchase the Company's products. The Company also has light manufacturing facilities in Texas and New York.

Certain reclassifications have been made to conform the 2000 and 2001 financial statements to the presentation in 2002. The reclassifications had no effect on net income.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation. The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. Significant intercompany accounts and transactions have been eliminated in consolidation.

Inventory. The Company's inventory is valued at the lower of first-in, first-out cost or market.

Property and Equipment. Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to expense when incurred. The cost of assets retired or sold and the related amounts of accumulated depreciation are removed from the accounts, and any gain or loss is included in the statement of income. Depreciation is determined using the straight-line method over the estimated useful lives as follows:

Leasehold improvements	5 - 7 years
Equipment	5 -10 years
Furniture and fixtures	5 - 7 years
Automobiles	5 years

Depreciation expense was $443,029, $460,741; and $358,787 for the years ended December 31, 2002, 2001 and 2000, respectively.

Goodwill. In June 2001, the FASB issued Statements of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets. This standard requires companies to stop amortizing goodwill and certain intangible assets with indefinite useful lives. Instead, goodwill and intangible assets deemed to have indefinite useful lives are subject to an annual review of impairment. The new standard was effective for the Company in the first quarter of 2002. Upon adoption of SFAS No. 142, the Company recorded a one-time, noncash charge of approximately $4.0 million to eliminate the carrying value of its goodwill relating to its subsidiary, Roberts, Cushman & Co., Inc. This charge is non-operational in nature and is reflected as a cumulative effect of an accounting change in the accompanying consolidated statement of income. For additional discussion on the impact of adopting SFAS No. 142, see Note 13.

Advertising Costs. With the exception of catalog costs, advertising costs are expensed as incurred. Catalog costs are capitalized and expensed over the estimated useful life of the particular catalog in question, which is typically twelve to eighteen months. Such capitalized costs are included in other current assets and totaled $116,611 and $162,495 at December 31, 2002 and 2001, respectively. Total advertising expense was $2,265,659 in 2002; $2,023,527 in 2001; and $1,353,520 in 2000.

Revenue Recognition. Retail (over the counter) sales are recorded as transactions occur and other sales are recorded when goods are shipped to customers.

Income Taxes. Deferred income taxes result from temporary differences in the basis of assets and liabilities reported for financial statement and income tax purposes.

Earnings Per Share. Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding increased for potentially dilutive common shares outstanding during the period. The dilutive effect of stock options, warrants and their equivalents is calculated using the treasury stock method. Unearned shares, if any, held by the Employees' Stock Ownership Plan are deemed not to be outstanding for earnings per share calculations.

Accounting Estimates. The consolidated financial statements include estimates and assumptions made by management that affect the reported amounts of assets and liabilities, the reported amounts of revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Allowance for Doubtful Accounts. The Company reduces its accounts receivable by an allowance for amounts that may become uncollectible in the future. This allowance is an estimate based primarily on the aging of the accounts as well as management's evaluation of the financial condition and past collection history of each customer.

Long-Lived Assets. SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, requires that long-lived assets and certain identifiable intangible assets be reviewed for impairment whenever events indicate that the carrying amount of an asset may not be recoverable. The Company determined that as of December 31, 2002 and 2001, it had no long-lived assets that met the impairment criteria of SFAS No. 144.

Stock-Based Compensation. SFAS No. 123, Accounting for Stock-Based Compensation, and SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement 123 (see Note 14), establish financial accounting and reporting standards and disclosures for stock-based employee compensation plans. As permitted by SFAS No. 123, the Company has elected to continue to use Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related Interpretations, in accounting for its stock option plans.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123 and SFAS No. 148 and has been determined as if the Company had accounted for its stock options under the fair value method. The fair value for these options was estimated at the date of grant using the Black Scholes option pricing model with the following weighted-average assumptions: risk-free interest rates of 3.00% in 2002; 3.50% in 2001; and 5.75% in 2000; dividend yields of 0% for all years; volatility factors of .736 for 2002, .780 for 2001, .821 for 2000; and an expected life of the valued options of 5 years.

Option valuation models require the input of highly subjective assumptions, including the expected stock price volatility, and changes in these input assumptions can materially affect the fair value estimate they produce. Because of this, it is management's opinion that existing models do not necessarily provide a reliable single measure of fair value for the Company's stock options. For pro forma disclosures, the estimated fair values determined by the model are being amortized to expense on a straight-line basis over the options vesting period as adjusted for estimated forfeitures. The Company's pro forma information follows:

	2002	2001	2000
Net income (loss), as reported	$(1,413,842)	$ 2,006,433	$ 1,541,320
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	103,619	28,539	121,627
Pro forma net income (loss)	$(1,517,461)	$ 1,977,894	$ 1,419,693
Earnings per share:			
Basic - as reported	$ (0.14)	$ 0.20	$ 0.16
Basic - pro forma	$ (0.15)	$ 0.20	$ 0.14
Diluted - as reported	$ (0.13)	$ 0.19	$ 0.15
Diluted - pro forma	$ (0.14)	$ 0.19	$ 0.14

Foreign Currency Translation. Foreign currency translation adjustments arise from activities of the Company's Canadian operations. Results of operations are translated into U.S. dollars using the average exchange rates during the period, while assets and liabilities are translated using period-end exchange rates. Foreign currency translation adjustments of assets and liabilities are recorded in stockholders' equity.

Comprehensive Income. Comprehensive income represents all changes in stockholders' equity, exclusive of transactions with stockholders. The accumulated balance of foreign currency translation adjustments is presented in the consolidated financial statements as "accumulated other comprehensive income or loss".

THE LEATHER FACTORY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. BALANCE SHEET COMPONENTS

	December 31, 2002	December 31, 2001
Inventory:		
Finished goods held for sale	$11,693,868	$ 8,025,845
Raw materials and work in process	1,001,476	1,028,424
Total	$12,695,344	$ 9,054,269
Property and Equipment:		
Leasehold improvements	$ 1,043,076	$ 470,709
Equipment	3,407,332	2,987,518
Furniture and fixtures	839,326	711,126
Autos	32,015	32,015
	5,321,749	4,201,368
Less: accumulated depreciation and amortization	(3,301,898)	(2,858,869)
Total	$ 2,019,851	$ 1,342,499
Other Current Assets:		
Accounts receivable – employees	$ 21,977	$ 40,550
Accounts receivable – other	23,364	29,546
Prepaid expenses	362,698	349,242
Payments on merchandise not received	264,078	54,518
Other	-	5,534
Total	$ 672,117	$ 479,390
Accrued Expenses and Other Liabilities:		
Accrued bonuses	$ 934,191	$ 706,696
Accrued payroll	226,501	146,730
Accrued ESOP contribution	28,100	25,000
Sales and payroll taxes payable	95,849	55,482
Inventory in transit	1,000,000	-
Other	218,690	237,244
Total	$ 2,503,331	$ 1,171,152

4. NOTES PAYABLE AND LONG-TERM DEBT

On March 20, 2002, the Company entered into a Credit and Security Agreement with Wells Fargo Bank Minnesota, N.A. ("Wells Fargo"), pursuant to which Wells Fargo agreed to provide a revolving credit facility of up to $7,500,000. The revolver bears interest at prime or, at the Company's option, the London interbank eurodollar market rate ("LIBOR") plus 2.60%. The agreement terminates on November 30, 2004.

Proceeds of the closing of the Credit Facility were used to pay all amounts due and owing by the Company pursuant to the Credit and Security Agreement, as amended, by and between the Company and Wells Fargo Business Credit, Inc. ("WFBC"). At closing, the Company's revolving line of credit with WFBC in the principal amount of $2,980,242 was satisfied in its entirety.

At December 31, 2002 and 2001, the amounts outstanding under the above agreements and other long-term debt consisted of the following:

	2002	2001
Credit and Security Agreement with Wells Fargo – collateralized by all of the assets of the Company; payable as follows:		
Revolving Note dated March 20, 2002 in the maximum principal amount of $7,500,000 with revolving features as more fully described below – interest due monthly at prime (4.25% at December 31, 2002); matures November 30, 2004	$ 4,213,533	-
Credit and Security Agreement with WFBC – collateralized by all of the assets of the Company; payable as follows:		
Revolving Note dated November 19, 1999 in the maximum principal amount of $8,500,000 with revolving features – interest due monthly at prime (4.75% at December 31, 2001); matures November 30, 2002	-	$ 4,500,422
Capital Lease secured by equipment – total monthly principal and interest payments of $572 at approximately 12% interest; maturing February 2004	7,691	35,173
	4,221,224	4,535,595
Less - Current maturities (see below)	4,218,968	4,527,904
	$ 2,256	$ 7,691

The current portion of long-term debt includes the Wells Fargo revolving credit facility although this obligation does not mature until November 30, 2004. The classification of this debt was attributable to an accounting requirement that a revolving credit agreement that includes both a subjective acceleration clause and a requirement to maintain an arrangement, whereby cash collections from the borrower's customers directly reduce the debt outstanding, to be classified as a short-term obligation (Emerging Issues Task Force Issue 95-22). A covenant of the facility is that collections from customers are to be deposited into a cash collateral account that directly pays down the revolving credit loan. The balance in this account comprises the restricted cash on the Company's balance sheet. Because of this arrangement and the fact that the debt agreement contains a clause that would allow acceleration of payment of the debt in case of a "material adverse change", this rule applies. Management does not believe that any such acceleration will occur.

Pursuant to the Credit and Security Agreement with Wells Fargo, the overall combined borrowings under the revolving credit loan and outstanding balance on letters of credit is limited to a combined amount of $7,500,000. Of the $7,500,000 limit, letters of credit cannot exceed $500,000. The unused portion of the letter of credit limit can be utilized for borrowings, up to the limits imposed for the indebtedness. As of December 31, 2002, there were no letters of credit outstanding. Total borrowings under this arrangement are subject to a percentage of trade accounts receivable and inventory reduced by the outstanding balance of letters of credit and any required reserves. The unused portion of the credit facility at December 31, 2002 was $2,413,556.

The terms of the Credit Facility contain various covenants which among other things require the Company to maintain a certain level of income and book net worth and limit capital expenditures. Other covenants prohibit the Company from incurring indebtedness except as permitted by the terms of the Credit Facility, from declaring or paying cash dividends upon any of its stock and from entering into any new business or making material changes in any of the Company's business objectives, purposes or operations.
Scheduled maturities of the Company's notes payable and long-term debt are as follows:

2003	$ 4,218,968
2004	2,256
2005	-
2006	-
	$ 4,221,224

5. EMPLOYEE BENEFIT PLAN

The Company has an Employee Stock Ownership Plan (the "Plan") for employees with at least one year of service (as defined by the Plan) and who have reached their 21st birthday. Under the Plan, the Company makes annual cash or stock contributions to a trust for the benefit of eligible employees. The trust invests in shares of the Company's common stock. The amount of the Company's annual contribution is discretionary. Benefits under the Plan are 100% vested, after three years of service, upon death, disability or retirement.

The Company applies Statement of Position 93-6 (SOP 93-6"), "Employers' Accounting for Employee Stock Ownership Plans," of the Accounting Standards Division of the American Institute of CPAs. During 2002, 2001, and 2000, respectively, the Company contributed $345,312; $277,892; and $249,017 in cash as current year contributions to the plan and recognized compensation expense related to these payments.

The following table summarizes the number of shares held by the Plan and the market value as of December 31, 2002, 2001, and 2000:

	No. of Shares			Market Value		
	2002	2001	2000	2002	2001	2000
Allocated	956,320	895,928	808,539	$ 3,232,362	$1,863,530	$ 808,539
Unearned	-	-	-	-	-	-
Total	956,320	895,928	808,539	$ 3,232,362	$1,863,530	$ 808,539

The Company currently offers no postretirement or postemployment benefits to its employees.

6. INCOME TAXES

The provision for income taxes consists of the following:

	2002	2001	2000
Current provision (benefit):			
Federal	$ 1,078,146	$ 1,154,847	$ 849,994
State	51,556	218,717	191,070
	1,129,702	1,373,564	1,041,064
Deferred provision (benefit):			
Federal	82,014	(11,299)	7,418
State	13,152	(212)	1,503
	95,166	(11,511)	8,921
	$ 1,224,868	$ 1,362,053	$ 1,049,985

The income tax effects of temporary differences that give rise to significant portions of deferred income tax assets and liabilities are as follows:

	2002	2001
Deferred income tax assets:		
Allowance for doubtful accounts	$ 28,780	$ 28,450
Capitalized inventory costs	115,590	90,942
Accrued expenses, reserves, and other	14,720	8,719
Total deferred income tax assets	159,090	128,111
Deferred income tax liabilities:		
Property and equipment depreciation	171,601	55,750
Goodwill and other intangible assets amortization	15,380	12,577
Tax effect of translation adjustment and other	(905)	(6,680)
Total deferred income tax liabilities	186,076	61,647
Net deferred tax asset (liability)	$ (26,986)	$ 66,464

6. INCOME TAXES

The effective tax rate differs from the statutory rate as follows:

	2002	2001	2000
Statutory rate	34%	34%	34%
State and local taxes	1%	3%	7%
Non-deductible goodwill amortization	0%	2%	3%
Other	(3%)	1%	(3%)
Effective rate	32%	40%	41%

7. COMMITMENTS AND CONTINGENCIES

Operating Leases. The Company's primary office facility and warehouse are leased under a five-year lease agreement that expires in March 2008. Rental agreements for the stores expire on dates ranging from July 2003 to August 2008. The Company's lease agreement for the manufacturing facility in Long Island City, New York, expires on June 30, 2003.

Rent expense on all operating leases for the years ended December 31, 2002, 2001, and 2000, was $1,465,577, $1,299,582, and $1,106,171, respectively.

Capital Leases. The Company leases certain computer and warehouse equipment under capital lease agreements. Assets subject to the agreements totaling $18,651 and $365,252 and related accumulated depreciation of $4,885 and $249,470 are included in property and equipment as of December 31, 2002 and 2001, respectively.

Commitments. Future minimum lease payments under capital and noncancelable operating leases at December 31, 2002 were as follows:

		Capital Leases	Operating Leases
Year ending December 31:			
	2003	$ 6,859	$ 1,594,438
	2004	1,143	1,277,163
	2005	-	1,114,538
	2006	-	958,249
	2007 and thereafter	-	800,517
Total minimum lease payments		8,002	$ 5,744,905
Less amount representing interest		311	
Present value of net minimum capital lease payments		7,691	
Less current installments of minimum capital lease payments		5,435	
Long-term capital lease obligations, excluding current installments		$ 2,256	

Litigation. The Company is involved in various litigation that arises in the ordinary course of its business and operations. There are no such matters pending that the Company expects to have a material impact on its financial position and results of operations.

8. SIGNIFICANT BUSINESS CONCENTRATIONS AND RISK

Major Customers. The Company's revenues are derived from a diverse group of customers primarily involved in the sale of leather crafts. While no single customer accounts for more than 10% of the Company's consolidated revenues in 2002, 2001 and 2000, sales to the Company's five largest customers represented 15%, 15% and 14%, respectively, of consolidated revenues in those years. While management does not believe the loss of one of these customers would have a negative impact on the Company's operations, it does believe the loss of several of these customers simultaneously or a substantial reduction in sales generated by them could temporarily affect the Company's operating results.

Major Vendors. The Company purchases a significant portion of its inventory through one supplier. Due to the number of alternative sources of supply, loss of this supplier would not have an adverse impact on the Company's operations.

Credit Risk. Due to the large number of customers comprising the Company's customer base, concentrations of credit risk with respect to customer receivables are limited. At December 31, 2002 and 2001, 20% and 23%, respectively, of the Company's consolidated accounts receivable were due from three nationally recognized retail chains. The Company does not generally require collateral for accounts receivable, but performs periodic credit evaluations of its customers and believes the allowance for doubtful accounts is adequate. It is management's opinion that if any one or a group of customer receivable balances should be deemed uncollectible, it would not have a material adverse effect on the Company's results of operations and financial condition.

9. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	2002	2001	2000
Numerator:			
Net income (loss)	$(1,413,842)	$ 2,006,433	$ 1,541,320
Numerator for basic and diluted earnings per share	(1,413,842)	2,006,433	1,541,320
Denominator:			
Denominator for basic earnings per share – weighted-average shares	10,063,581	9,976,181	9,875,606
Effect of dilutive securities:			
Stock options	477,005	265,621	134,300
Warrants	221,084	207,504	172,897
Dilutive potential common shares	698,089	473,125	307,197
Denominator for diluted earnings per share – adjusted weighted-average shares and assumed conversions	10,761,670	10,449,306	10,182,803
Basic earnings per share	$ (0.14)	$ 0.20	$ 0.16
Diluted earnings per share	$ (0.13)	$ 0.19	$ 0.15

For additional disclosures regarding the employee stock options and the warrants, see Note 10. Unexercised employee and director stock options to purchase -0- and 2,000 shares of common stock as of December 31, 2002 and 2001, respectively, were not included in the computations of diluted earnings per share ("EPS") because the options' exercise prices were greater than or equal to the average market prices of the common stock and, therefore, the effect would be antidilutive. The net effect of converting stock options and warrants to purchase 762,200 and 844,000 shares of common stock at option prices less than the average market prices has been included in the computations of diluted EPS for the years ended December 31, 2002 and 2001, respectively.

10. STOCKHOLDERS' EQUITY

Stock Option Plans

1995 Stock Option Plan

In connection with its 1995 Stock Option Plan for officers and key management employees, the Company has outstanding options to purchase its common stock. The plan provides for the granting of either qualified incentive stock options or non-qualified options at the discretion of the Compensation Committee of the Board of Directors. Options are granted at the fair market value of the underlying common stock at the date of grant and vest over a five-year period. The Company has reserved 1,000,000 shares of common stock for issuance under this plan.

1995 Director Non-Qualified Stock Option Plan

In connection with its 1995 Director Non-qualified Stock Option Plan for non-employee directors, the Company has outstanding options to purchase its common stock. The plan provides for the granting of non-qualified options at the discretion of the Compensation Committee of the Board of Directors. Options are granted at the fair market value of the underlying common stock at the date of grant and vest after six months. The Company has reserved 100,000 shares of common stock for issuance under this plan.

Stock Option Summary

All options expire ten years from the date of grant and are exercisable at any time after vesting. Of the combined 1,100,000 shares available for issuance under the two plans, at December 31, 2002, 2001 and 2000, there were 106,000; 116,000; and 587,000; respectively, in un-optioned shares reserved for future grants.

A summary of stock option transactions for the years ended December 31, 2002, 2001, and 2000, is as follows:

	2002		2001		2000	
	Option Shares	Weighted Average Exercise Price	Option Shares	Weighted Average Exercise Price	Option Shares	Weighted Average Exercise Price
Outstanding at January 1	846,000	$ 1.128	458,000	$ 0.814	453,000	$ 0.779
Granted	10,000	2.720	477,000	1.361	60,000	0.958
Forfeited or expired	-	-	(6,000)	0.751	-	-
Exchanged	-	-	-	-	-	-
Exercised	(108,800)	0.810	(83,000)	0.761	(55,000)	0.676
Outstanding at December 31	747,200	$ 1.196	846,000	$ 1.128	458,000	$ 0.814
Exercisable at end of year	747,200	$ 1.196	844,000	$ 1.123	358,000	$ 0.820
Weighted-average fair value of Options granted during year	$ 1.54		$ 0.81		$ 0.61	

The following table summarizes outstanding options into groups based upon exercise price ranges at December 31, 2002:

	Options Outstanding			Options Exercisable		
Exercise Price Range	Option Shares	Weighted Average Exercise Price	Weighted Average Maturity (Years)	Option Shares	Weighted Average Exercise Price	Weighted Average Maturity (Years)
$0.75 or Less	32,000	$ 0.610	5.35	32,000	$ 0.610	5.35
More than $0.75 and Less Than $1.00	221,500	0.841	3.86	221,500	0.841	3.86
More than $1.00	493,700	1.393	8.36	493,700	1.393	8.36
	747,200	$ 1.196	6.90	747,200	$ 1.196	6.90

Warrants

Warrants to acquire up to 200,000 shares of common stock at approximately $0.44 per share were issued in conjunction with a consulting agreement to an unrelated individual in August 1998. The warrants may be exercised at any time until expiration on August 3, 2003.

10. STOCKHOLDERS' EQUITY

Notes Receivable Secured by Common Stock

During 1996, the Company purchased certain notes from a financial institution that are collateralized by the Company's common stock. These notes relate to shares issued under the Company's 1993 Non-Qualified Incentive Stock Option Plan. These notes, as renewed in 2000, are due from certain members of management, require monthly payments, and have maturity dates of December 31, 2004.

11. BUSINESS ACQUISITIONS

During 2002, the Company acquired certain assets of the following entities for a total purchase price of $435,747:

Entity	Location	Date of acquisition
Oklahoma Leather Supply	Oklahoma City, Oklahoma	January 2002
Heritage Leather	Boise, Idaho	March 2002
The Leather Shop	Memphis, Tennessee	October 2002
Copper Saguaro	Tempe, Arizona	November 2002

All of the acquired entities were formerly operated as independent retail leathercraft stores. The assets purchased in these acquisitions consisted primarily of inventory, store furniture and fixtures, and equipment. Goodwill recognized in these transactions amounted to $158,878, and is reported in the Tandy Leather Company segment. The Company also entered into non-compete agreements with the former owners totaling $52,000 for periods ranging from three to five years.

In November 2000, the Company acquired the assets, primarily accounts receivable, inventory, fixtures, and equipment, of TLC Direct, Inc. and Tandy Leather Dealer, Inc. (dba Tandy Leather Company), a distributor of leather and related products located in Fort Worth, Texas. Additionally, the Company acquired the exclusive right to certain trademarks associated with the Tandy Leather business. The total purchase price for the operating and intangible assets was approximately $3.3 million, subject to adjustment. The purchase price was paid in the form of cash, funded with proceeds from the Company's revolving credit facility (see Note 4), and the assumption of certain liabilities. The transaction was accounted for under the purchase method of accounting and the purchase price was allocated to the net assets acquired based on their estimated fair values. The excess of cost over the fair value of net assets acquired, before adjustment, totaled approximately $410,000 and was recorded as goodwill as of the acquisition date. The purchase price adjustment, as defined in the Asset Purchase Agreement between the buyer and seller, was computed at approximately $200,000 and subsequently reduced the goodwill amount previously recorded. The operations of the acquired business have been included in the Company's financial statements beginning December 1, 2000.

The following pro forma information (unaudited) has been prepared as if the acquisition of Tandy Leather had occurred at the beginning of 2000. Such information is not necessarily reflective of the actual results that would have occurred had the acquisition occurred on that date.

	2000
Net Sales	$ 36,708,000
Net Income	$ 1,637,000
Net Income per common share	$ 0.17
Net Income per common share – assuming dilution	$ 0.16

12. SEGMENT INFORMATION

The Company identifies its segments based on the activities of three distinct businesses: The Leather Factory, which sells primarily to wholesale customers and consists of a chain of stores located in the United States and Canada; Tandy Leather Company, which sells primarily to retail customers and consists of a chain of stores located in the United States; and Roberts, Cushman & Company, which manufactures decorative hat trims sold directly to hat manufactures and distributors.

The Company's reportable operating segments have been determined as separately identifiable business units. The Company measures segment earnings as operating earnings, defined as income before interest and income taxes. The "Tandy Leather Company" column for the year ended December 31, 2000 contains operating results beginning after its November 30, 2000 acquisition.

	Leather Factory	Tandy Leather	Roberts, Cushman	Total
For the year ended December 31, 2002				
Net Sales	$ 30,313,478	$ 7,387,874	$ 2,027,263	$ 39,728,615
Gross Profit	16,237,143	4,395,383	702,175	21,334,701
Operating earnings	3,742,844	371,372	17,558	4,131,774
Interest expense	(246,316)	(562)	-	(246,878)
Other, net	(64,071)	(968)	-	(65,039)
Income before income taxes and cumulative effect of change in accounting principle	3,432,457	369,842	17,558	3,819,857
Depreciation and amortization	367,218	111,013	13,081	491,312
Fixed asset additions	888,491	180,522	4,502	1,073,515
Total assets	$ 16,205,347	$ 2,562,737	$ 907,518	$ 19,675,602
For the year ended December 31, 2001				
Net Sales	$ 28,711,006	$ 6,606,090	$ 1,962,166	$ 37,279,262
Gross Profit	15,074,323	3,708,691	561,313	19,344,327
Operating earnings	3,719,517	281,998	(99,547)	3,901,968
Interest expense	(457,549)	(1,009)	-	(458,558)
Other, net	(74,799)	(125)	-	(74,924)
Income before income taxes	3,187,169	280,864	(99,547)	3,368,486
Depreciation and amortization	474,114	103,118	152,921	730,153
Fixed asset additions	454,809	172,434	2,530	629,773
Total assets	$ 12,322,754	$ 2,333,639	$ 4,891,930	$ 19,548,323
For the year ended December 31, 2000				
Net Sales	$ 27,060,406	$ 575,635	$ 2,459,223	$ 30,095,264
Gross Profit	13,735,454	252,453	959,810	14,947,717
Operating earnings (loss)	2,991,804	(43,724)	297,004	3,245,084
Interest expense	(617,400)	-	-	(617,400)
Other, net	(36,280)	-	(99)	(36,379)
Income (loss) before income taxes	2,338,124	(43,724)	296,905	2,591,305
Depreciation and amortization	423,313	4,895	154,570	582,778
Fixed asset additions	332,319	37,477	8,044	377,840
Total assets	$ 10,783,149	$ 3,688,976	$ 5,213,954	$ 19,686,079

Net sales for geographic areas was as follows:

	2002	2001	2000
United States	$ 37,510,567	$ 35,193,935	$ 28,964,542
All other countries	2,218,048	2,085,327	1,130,722
	$ 39,728,615	$ 37,279,262	$ 30,095,264

Geographic sales information is based on the location of the customer. Net sales from no single foreign country was material to the Company's consolidated net sales for the years ended December 31, 2002, 2001, and 2000. The Company does not have any significant long-lived assets outside of the United States.

13. GOODWILL and OTHER INTANGIBLES

As discussed in Note 2, in January 2002, the Company adopted SFAS 142, which requires companies to stop amortizing goodwill and certain intangible assets with indefinite lives. Instead, it requires that goodwill and intangible assets deemed to have indefinite useful lives be reviewed for impairment upon adoption (January 1, 2002) and annually thereafter.

Under SFAS 142, goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. The Company's reporting units are generally the individual stores, which are combined into the applicable operating segments identified in Note 12 – Segment Information. The new methodology in SFAS 142 differs from the Company's prior policy, which was permitted under earlier accounting standards, of using undiscounted cash flows of the acquired asset to determine if goodwill is recoverable.

Upon adoption of SFAS 142 in the first quarter of 2002, the Company recorded a one-time, non-cash charge of approximately $4.0 million to reduce the carrying value of its goodwill. This charge in non-operational in nature and is reflected as a cumulative effect of an accounting change in the accompanying consolidated statement of income.

The SFAS 142 goodwill impairment is associated solely with goodwill resulting from the acquisition of Roberts, Cushman & Co., Inc. ("Cushman") in 1995. The current fair value of Cushman and its assets was estimated by an independent third party using projected discounted future operating cash flows. The amount of the impairment primarily reflects the decline in Cushman's sales since the acquisition occurred.

A summary of changes in the Company's goodwill for the year ended December 31, 2002 is as follows:

	January 1, 2002	Acquisitions & Adjustments	Impairments	December 31, 2002
Leather Factory	$ 332,630	$ 1,025	-	$ 333,655
Tandy Leather	193,951	158,878	-	$ 352,829
Roberts, Cushman	4,008,831	-	$ (4,008,831)	-
Total	$ 4,535,412	$ 159,903	$ (4,008,831)	$ 686,484

As of December 31, 2002 and 2001, the Company's intangible assets and related accumulated amortization consisted of the following:

	As of December 31, 2002		
	Gross	Accumulated Amortization	Net
Trademarks, Copyrights	$ 544,369	$ 102,029	$ 442,340
Non-Compete Agreements	52,000	10,833	41,167
	$ 596,369	$ 112,862	$ 483,507

	As of December 31, 2001		
	Gross	Accumulated Amortization	Net
Trademarks, Copyrights	$ 542,744	$ 65,836	$ 476,908

The Company has no intangible assets not subject to amortization under SFAS 142. Amortization of intangible assets, excluding goodwill, of $48,283 in 2002, $40,443 in 2001, $11,278 in 2000 was recorded in operating expenses. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the succeeding 5 years are as follows:

	Leather Factory	Tandy Leather	Total
2003	$ 5,918	$ 42,337	$ 48,255
2004	5,918	42,337	48,255
2005	5,918	32,337	38,255
2006	5,918	31,670	37,588
2007	5,918	31,670	37,588

During 2002, the Company acquired the following intangible assets:

		Amortization Period
Non-Compete Agreements	$ 52,000	3 - 5 years
Copyright	1,625	15 years

13. GOODWILL and OTHER INTANGIBLES (continued from pg. 27)

The 2001 and 2000 results on a historical basis do not reflect the provision of SFAS 142. Had the Company adopted SFAS 142 on January 1, 2000, the historical net income and basic and diluted net income per common share (without giving effect to the charge relating to the reduction of goodwill) would have been changed to the adjusted amounts indicated below:

	Year Ended December 31, 2001		
	Net Income	Earnings per Share - Basic	Earnings per Share - Diluted
Reported net income	$ 2,006,433	$ 0.20	$ 0.19
Addback goodwill amortization	223,894	0.02	0.02
Adjusted net income	$ 2,230,327	$ 0.22	$ 0.21

	Year Ended December 31, 2000		
	Net Income	Earnings per Share - Basic	Earnings per Share - Diluted
Reported net income	$ 1,541,320	$ 0.16	$ 0.15
Addback goodwill amortization	208,411	0.02	0.02
Adjusted net income	$ 1,749,731	$ 0.18	$ 0.17

14. RECENT ACCOUNTING PRONOUNCEMENTS

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs and applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company will adopt SFAS 143 in January 2003 and believes that the adoption of SFAS 143 will not have a material effect on the Company's results of operations or financial position.

Also in August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 establishes a single accounting model, based on the framework established in Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of ("SFAS 121"), for long-lived assets to be disposed of by sale. SFAS 121 did not address the accounting for a segment of a business accounted for as a discontinued operation under APB Opinion No. 30, Reporting the Results of Operations- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions ("APB 30") so two accounting models existed for the disposal of long-lived assets. SFAS 144 replaces both SFAS 121 and APB 30, so that only one accounting model exists for the disposal of long-lived assets. SFAS 144 also resolves implementation issues related to SFAS 121. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and are applied prospectively. The adoption of SFAS 144 on January 1, 2002 had no material effect on the Company's results of operations or financial position.

In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. This statement provides guidance on the classification of gains and losses from the extinguishment of debt and on the accounting for certain specified lease transactions. The adoption of this statement did not have a material impact on the Company's results of operations or financial position.

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS No. 146). SFAS 146 nullifies FASB Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". It requires that a liability be recognized for those costs only when the liability is incurred, that is, when it meets the definition of a liability in the FASB's conceptual framework. SFAS No. 146 also establishes fair value as the objective for initial measurement of liabilities related to exit or disposal activities. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with earlier adoption encouraged. The Company does not expect that the adoption of SFAS 146 will have a material impact on its results from operations or financial position.

14. RECENT ACCOUNTING PRONOUNCEMENTS (continued from pg. 28)

In December 2002, the FASB issued Statement of Financial Accounting Standards 148, Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement 123 ("SFAS 148"). SFAS 148 amends SFAS 123 to provide alternative transition methods for an entity's voluntary change in its accounting for stock-based compensation from the intrinsic method to the fair value method under SFAS 123. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting used for stock-based employee compensation and the effect of the method used on reported results. The Company currently plans to continue to account for its stock-based compensation using the intrinsic value method as prescribed by APB No. 25, Accounting for Stock Issued to Employees and will comply with the new disclosure requirements beginning with these financial statements.

15. FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash, accounts receivable-trade and accounts payable. The carrying amount approximates fair value because of the short maturity of those instruments.

Notes payable and long-term debt. The interest rates on the Company's notes payable and long-term debt fluctuate with changes in the prime rate and are the rates currently available to the Company; therefore, the carrying amount of those instruments approximates their fair value.

16. QUARTERLY FINANCIAL DATA (UNAUDITED)

2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$ 10,203,951	$ 10,052,036	$ 9,484,730	$ 9,987,898
Gross profit	5,368,595	5,435,626	5,088,398	5,442,082
Income before cumulative effect of change in accounting principle	759,305	792,047	534,092	509,545
Income before cumulative effect of change in accounting principle per common share:				
Basic	0.08	0.08	0.05	0.05
Diluted	0.07	0.07	0.05	0.05
Weighted average number of common shares outstanding:				
Basic	10,001,717	10,041,018	10,064,249	10,145,749
Diluted	10,731,712	10,799,630	10,723,403	10,791,694

2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$ 9,372,613	$ 9,359,893	$ 9,198,401	$ 9,348,355
Gross profit	4,884,216	4,978,795	4,611,574	4,869,742
Net income	497,283	621,910	396,529	490,711
Net income per common share:				
Basic	0.05	0.06	0.04	0.05
Diluted	0.05	0.06	0.04	0.05
Weighted average number of common shares outstanding:				
Basic	9,949,494	9,971,952	9,991,052	9,991,161
Diluted	10,204,608	10,329,817	10,656,859	10,656,968

REPORT OF INDEPENDENT AUDITORS

The Board of Directors
The Leather Factory, Inc.

We have audited the accompanying consolidated balance sheets of The Leather Factory, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedule referred to in the index at Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Leather Factory, Inc. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002.

Hein + Associates LLP

Hein + Associates LLP

Dallas, Texas
February 6, 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company is a leading provider of leather and leathercraft-related items and headwear trims. Its products are sold worldwide through Leather Factory stores, Tandy Leather stores, the Internet, and directly to headwear manufacturers (Cushman only).

RESULTS OF OPERATIONS

The following tables present selected financial data by category for each of the years ended December 31, 2002, 2001 and 2000:

	2002		2001		2000	
	Sales	Operating Income	Sales	Operating Income	Sales	Operating Income
Leather Factory stores	$30,313,478	$ 3,742,844	$28,711,006	$ 3,719,517	$27,060,406	$ 2,991,804
Tandy Leather stores *	7,387,874	371,372	6,606,090	281,998	575,635	(43,724)
Cushman	2,027,263	17,558	1,962,166	(99,547)	2,459,223	297,004
Total Operations	$39,728,615	$ 4,131,774	$37,279,262	$ 3,901,968	$30,095,264	$ 3,245,084

*The Tandy Leather assets were acquired in November 2000.

Analysis of 2002 Compared to 2001

Consolidated net sales for 2002 increased $2.4 million, or 6.6%, compared to 2001. We had sales increases in all segments this year with Leather Factory stores contributing $1.6 million to the increase, Tandy stores adding $782,000 and Cushman adding $65,000. The Company experienced an increase in operating income of 5.9% from 2001 to 2002, due primarily to a continued improvement in gross profit margins.

	2002	2001	$ Change	% Change
Net sales	$ 39,728,615	$ 37,279,262	$ 2,449,353	6.57%
Cost of sales	18,393,914	17,934,935	458,979	2.56%
Gross profit	21,334,701	19,344,327	1,990,374	10.29%
Operating expenses	17,202,927	15,442,359	1,760,568	11.40%
Operating income	4,131,774	3,901,968	229,806	5.89%
Other expense	311,917	533,482	(221,565)	(41.53%)
Income before income taxes	3,819,857	3,368,486	451,371	13.40%
Income tax provision	1,224,868	1,362,053	(137,185)	(10.07)%
Net income before chg in acctg principle	$ 2,594,989	$ 2,006,433	$ 588,556	29.33%
Cumulative effect of chg in acctg princ	(4,008,831)	-	(4,008,831)	N/A
Net income (loss)	$ (1,413,842)	$ 2,006,433	(3,420,275)	N/A

LEATHER FACTORY STORES

Net sales for Leather Factory, which is comprised of 30 stores as of December 2002, increased 5.6% as follows:

		2002	2001	$ Incr (decr)	% Incr (decr)
Same store sales (27 stores)		$ 29,372,715	$ 28,014,932	$ 1,357,783	4.85%
	% of total	96.90%	97.58%	84.73%	
New store sales (3 stores)		809,752	193,674	616,078	318.10%
	% of total	2.67%	0.67%	38.45%	
"Transferred to Tandy" store sales (1 store)		131,011	502,400	(371,389)	(73.92)%
	% of total	0.43%	1.75%	(23.18)%	
Total sales		$ 30,313,478	$ 28,711,006	$ 1,602,472	5.58%
		100.00%	100.00%	100.00%	

We determine our sales mix based on internally-defined customer groups as follows:

Customer Group	Group Characteristics
Retail	End users, consumers, individuals
Institution	Prisons, prisoners, hospitals, schools, YMCA, Boy Scouts, etc.
Wholesale	Saddle & tack stores, resellers and distributors, dealers, etc.
Craft	Craft stores (individually owned) and craft store chains
Midas	Small manufacturers
ASC	Authorized Sales Centers

As the following table indicates, there was slight variation in our sales mix from 2001 to 2002. However, the majority of the sales growth in dollars was the result of increased sales in our Retail and Craft customer groups. Our Retail sales, while holding steady at approximately 20% of our total 2002 sales, increased in dollars by 19% over last year's retail sales and our Craft sales increased 15% in dollars. We experienced sales gains in most markets, the exception being minimal declines in our Wholesale and Institution groups (2% and 1% declines, respectively).

Customer Group	QTD 3/31/02	QTD 6/30/02	QTD 9/30/02	QTD 12/31/02	YTD 12/31/02
Retail	21%	18%	17%	27%	21%
Institution	7%	8%	7%	7%	7%
Wholesale	32%	34%	34%	29%	32%
Craft	26%	25%	28%	20%	25%
Midas	7%	8%	8%	9%	8%
ASC	7%	7%	6%	8%	7%
	100%	100%	100%	100%	100%

Customer Group	QTD 3/31/01	QTD 6/30/01	QTD 9/30/01	QTD 12/31/01	YTD 12/31/01
Retail	21%	16%	19%	21%	19%
Institution	8%	10%	6%	6%	8%
Wholesale	32%	34%	34%	38%	34%
Craft	21%	28%	26%	20%	24%
Midas	11%	5%	10%	7%	8%
ASC	7%	7%	5%	8%	7%
	100%	100%	100%	100%	100%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating income for the Leather Factory stores increased $23,000 or 0.63%. Operating expenses were up 10.04% from 2001 - with increases in personnel costs (wages and health insurance) and advertising contributing the majority of the increase. Manager bonuses were up in 2002 as well due to the increased operating profits of the stores over 2001.

Gross margin as a percentage of sales improved from 52.50% for 2001 to 53.56% for 2002. We believe, generally speaking, that the Leather Factory's gross margin has little room for additional improvement due to the mix of customers it serves. We continue to negotiate with vendors for lower pricing of product that we purchase and we believe we were successful in that endeavor in most of our product categories. We will continue to look for opportunities in our purchasing efforts as those opportunities present themselves; however, we also believe that we have maximized those efforts as much as can reasonably be expected at the present time. Future fluctuations in gross margins will occur primarily as a result of the mix of the product categories sold and the correlating margins associated with those categories. Our product line is made up of approximately 2,600 items. We have further expanded our merchandise categories from those discussed in our 2001 Annual Report as follows:

Merchandise Category	2002 GP %	2001 GP %
Belt Strips and Straps	59.93%	56.26%
Books, Patterns and Videos	60.99%	58.39%
Buckles	62.13%	58.33%
Conchos	68.43%	65.94%
Craft Supplies	60.54%	57.54%
Custom Tools and Hardware	56.89%	52.08%
Dyes, Finishes, Glues and Supplies	53.52%	52.41%
Hand Tools	55.89%	54.78%
Hardware	58.33%	57.59%
Kits	51.47%	46.44%
Laces	47.06%	40.85%
Leather	41.54%	37.73%
Shoe Supplies	49.80%	45.97%
Stamping Tools	60.76%	57.66%
Leather Factory store gross profit margin (overall)	53.56%	52.50%

TANDY LEATHER STORES

Tandy Leather was operated strictly as an order fulfillment house for orders generated via phone, fax, mail order, and Internet in 2001. In 2002, we began the development of the retail store chain while temporarily operating the order fulfillment house. This unit was eliminated as of September 1, 2002. The fourteen retail stores opened in 2002 were as follows:

Location		Sq Footage	Month Opened
Oklahoma City, OK	(1)	3,160	January
Boise, ID	(1)	1,800	March
Sacramento, CA		1,600	June
E Hartford, CT		1,200	April
Salt Lake City, UT		1,750	June
Fort Worth, TX		3,000	May
Austin, TX	(2)	3,800	June
Dallas, TX		1,700	August
Albuquerque, NM		1,764	August
Las Vegas, NV		1,350	August
Indianapolis, IN		1,500	October
Peoria, IL		1,350	October
Memphis, TN	(1)	2,500	October
Tempe, AZ	(1)	1,986	November

1) Purchased existing leathercraft store
2) Formerly a Leather Factory store

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Net sales for Tandy Leather, which was comprised of 14 retail stores as of December 2002, increased 11.8% as follows:

	2002	2001	$ Incr (decr)	% Incr (decr)
Order fulfillment house (closed 9/1/02)	$ 3,605,087	$ 6,606,090	$(3,001,003)	(45.43)%
% of total	48.80%	100.00%	(383.87)%	
New store sales (13 stores)	3,249,214	-	3,249,214	***
% of total	43.98%	0.00%	415.62%	
Former "Leather Factory" store sales (1 store)	533,573	-	533,573	***
% of total	7.22%	0.00%	68.25%	
Total sales	$ 7,387,874	$ 6,606,090	$ 781,784	11.83%
	100.00%	100.00%	100.00%	

We intend to continue the expansion of Tandy's retail store chain in 2003 by opening a total of 10-12 new stores throughout the year as long as the domestic retail leathercraft market can support the additional stores. Through the end of March, we have opened five stores in 2003: the Baltimore, MD store opened in January 2003, the Tulsa, OK store opened in February, and stores in Pittsburgh, PA, Orange County, CA, and Atlanta, GA were opened in March. We remain committed to a conservative growth plan that minimizes risks to the Company's profits and financial stability.

We moved Tandy to a new point-of-sale software in April 2002 which allows us to track its sales mix in a similar fashion as that of the Leather Factory.

Customer Groups	2002	2001
Retail	65%	53%
ASC	8%	18%
Wholesale	15%	14%
Institution	12%	15%
Craft	*	N/A
Midas	*	N/A
	100%	100%

* less than 1%

On a quarterly basis in 2002, Tandy's sales mix was as follows:

Customer Groups	Q1	Q2	Q3	Q4
Retail	61%	57%	62%	65%
ASC	15%	9%	7%	8%
Wholesale	11%	16%	18%	15%
Institution	12%	17%	12%	11%
Craft	1%	0%	*	*
Midas	0%	1%	*	*
Total	100%	100%	100%	100%

* less than 1%

As indicated by the percentages in the table above, Tandy's sales mix is following that of historical performance in that sales to summer camps (in our Institution customer category) is especially high in the second quarter of the year and retail sales typically rise in the fourth quarter due to the holiday shopping season.

Due to the elimination of the order fulfillment house ("OFH") during the year and the introduction of the fourteen retail stores, we present the financial performance of the two operational structures separately:

	OFH	%	STORES	%	TOTAL	%
Net sales	$ 3,605,087	100.00%	$ 3,782,787	100.00%	$ 7,387,874	100.00%
Cost of sales	1,519,404	42.15%	1,473,086	38.94%	2,992,490	40.51%
Gross profit	2,085,683	57.85%	2,309,701	61.06%	4,395,384	59.49%
Operating expenses	2,021,976	56.09%	2,002,036	52.92%	4,024,012	54.47%
Operating income	63,707	1.77%	307,665	8.14%	371,372	5.02%

While we believe that the stores are able to improve their operating efficiency and will continue to work toward that end, we also believe that the table above proves our theory that the retail stores can operate much more efficiently than a centralized order fulfillment house. The largest expenses for the stores, as a percentage of sales, are salaries and wages, advertising, and shipping. While it is unrealistic to expect an elimination of shipping expenses (shipping product to customers) by the stores, we do expect this expense to decrease as more stores are open and our over-the-counter sales increase.

CUSHMAN

Cushman's sales were up modestly in 2002 (3.3%) while gross profit margins increased from 28.6% to 34.6%, an improvement of 21%. We still believe Cushman is continuing to gain market share in the industry and that belief was further strengthened in 2002 as one of our main competitors went out of business in late 2002. Operating income increased from a $99,000 loss in 2001 to income of $17,000 for 2002. The elimination of goodwill amortization accounted for the improvement. Overall, we are pleased with Cushman's performance in 2002 and believe we will see continued improvement in 2003.

See "Financial Condition" section below for detailed discussion regarding the effect of the change in accounting principle and the resulting write-down of Cushman's goodwill in 2002.

OTHER EXPENSES AND PROVISION FOR INCOME TAXES

Other expenses decreased approximately 42%. This decrease is attributable to the interest paid on our outstanding debt. While there was only a slight drop in the interest rate during 2002 compared to 2001, the average outstanding debt balance dropped from $4.9 million in 2001 to $3.6 million in 2002.

The provision for federal and state income taxes was 32% of 2002 income before taxes compared to 40% in 2001. The reduction results from the conversion of the operating entities from corporations to more tax-favored entities (limited partnerships and the resulting decreases in taxes in certain states in which we operate and the elimination of goodwill amortization for book purposes in 2002.)

Analysis of 2001 Compared to 2000

Consolidated net sales for 2001 increased $7.2 million, or 23.9%, compared to 2000. Tandy contributed $6.0 million to the increase as 2001 included a full year of Tandy's operations, while 2000 only included December operations. Leather Factory added an additional *$1.7 million in sales in 2001, partially offset by a sales decline at Cushman of $500,000. The Company experienced an increase in operating income* of 20.2% from 2000 to 2001, due primarily to an overall improvement in gross profit margins.

	2001	2000	$ Change	% Change
Net sales	$ 37,279,262	$ 30,095,264	$ 7,183,998	23.87%
Cost of sales	17,934,935	15,147,547	2,787,388	18.40%
Gross profit	19,344,327	14,947,717	4,396,610	29.41%
Operating expenses	15,442,359	11,702,633	3,739,726	31.96%
Operating income	3,901,968	3,245,084	656,884	20.24%
Other expense	533,482	653,778	(120,296)	(18.40%)
Income before income taxes	3,368,486	2,591,306	777,180	9.99%
Income tax provision	1,362,053	1,049,986	312,067	29.72%
Net income	$ 2,006,433	$ 1,541,320	$ 465,113	30.18%

LEATHER FACTORY STORES

Net sales for Leather Factory, which is comprised of 30 stores as of December 2001, increased 6.1%. The four new stores opened in late 2000 and 2001 contributed a significant portion (77.8%) of the sales increase; while same store sales contributed the remainder.

The majority of the overall sales increase was to our Craft customers. Our Retail sales, while holding steady at 20% of our total sales, increased in dollars by 8% over last year's retail sales. We experienced sales declines in our Institution and Midas markets, but compensated by gains in the Wholesale and ASC groups.

Operating income for Leather Factory increased by $728,000 and improved the operating margin to net sales from 11.1% in 2000 to 12.9% in 2001. The increase in operating income results from improved gross profit margins as well as a slight improvement in operating efficiency. Operating expenses decreased slightly (0.42%) as a percentage of sales. Management's target for Leather Factory's operating expenses as a percentage of sales is 40% or less and that target was met for 2001.

Gross margin as a percentage of sales improved by 1.75 basis points primarily as a result of the changes we made in sourcing product — purchasing from different vendors at a lower price. Leather represents approximately 40% of our inventory (in dollars) at any given time and also represents approximately 40% of our sales. However, we earn the smallest amount of gross profit margin on the leather we sell — for 2001 and 2000, gross profit margin on leather sold was approximately 38%. The improvement in our margins comes from the items sold in the other categories.

TANDY LEATHER ORDER FULFILLMENT

Tandy Leather was acquired by the Company in November 2000; therefore our results for 2000 only included one month's operation for Tandy Leather. In 2001, Tandy operated strictly as an order fulfillment house for orders generated via phone, fax, mail order, and Internet.

Our 2001 sales target was $7.0 million, based on Tandy's annual sales prior to acquisition. Tandy missed that target by $394,000. However, we discovered early in the year that some of Tandy's sales were at very low profit margins and, in a few cases, were below cost. We quickly adjusted selling prices to eliminate these low-margin sales problems and as a result, lost some sales from customers who were not willing to pay the new prices. Therefore, even though Tandy's 2001 sales were slightly below expectation, we improved gross profit margins by over 12 percentage points. Operating expenses as a percentage of sales were held virtually constant from 2000 to 2001 at 51.8%.

CUSHMAN

Cushman's sales were down 20% in 2001, even though we believe that we continue to gain market share from our competitors because of our commitment to timely delivery of quality product. The primary reason for this decrease is not caused by a reduction in number of trims produced, but in the type of trims produced.

The popularity of the straw hat, which is a more casual hat versus the felt hat, is increasing every year due in part to straw hats being less expensive than felt and in part to the fashion trends. Historically, straw hats were worn in the spring and summer seasons while felt hats were the hat of choice in the fall and winter. Now it is acceptable to wear straw hats year round. The global warming theory may also contribute to this shift in the headwear trend as straw hats are cooler to wear than felt hats. As a result, the trims being requested by the manufacturers are made from materials other than leather. Leather trims are the most expensive, but generally are not put on straw hats. Therefore, even though we produced as many trims in 2001 as we did in 2000, the selling price of these non-leather trims is much lower than that of the leather trims.

Operating income decreased significantly due primarily to a drop in gross profit margin. In 2001, we sold some trims at substantially-reduced prices for two reasons: (1) the market conditions and trends in the headwear industry in general, and (2) to clear out some of our inventory that does not fit with the fashion trends developing. We reduced our personnel costs late in 2001 to help offset the low gross profit margins.

OTHER EXPENSES AND PROVISION FOR INCOME TAXES

Other expenses decreased approximately 18%. The decrease is attributable to the reduction in the interest rates during 2001 compared to 2000. Our average interest rate in 2000 was 9.7% while the average interest rate in 2001 was 7.4%. In addition, there was a slight decrease in our average outstanding debt balance from $5.1 million in 2000 to $4.9 million in 2001.

The provision for federal and state income taxes was 40% of 2001 pre-tax income - the same as in 2000. The increase in our income tax expense resulted from the increase in income.

FINANCIAL CONDITION

At December 31, 2001, we had inventory of $9.0 million and net property and equipment of $1.3 million. Goodwill and other intangibles (net of amortization and depreciation) were $4.5 million and $477,000, respectively. The Company also holds $250,000 in a leather artwork collection, most of which was created by Al Stohlman, a legendary leathercrafter. Net total assets were $19.5 million. Current liabilities were $7.1 million (including $4.5 million of current maturities of long-term debt), while long-term debt was $8,000. Total stockholders' equity at the end of 2001 had increased to $12.4 million, principally as a result of the $2.0 million of net income recorded during 2001.

During 2001, net cash provided from operating activities was $2.0 million. We applied $1.2 million to reduce the outstanding balance on our credit facility described below, leaving an outstanding principal balance of $4.5 million as of December 31, 2001.

As a result of various acquisitions made during our history, we had recorded goodwill on our consolidated balance sheet and had amortized this goodwill through the end of 2001. In June 2001, the Financial Accounting Standards Board ("FASB") issued a new accounting rule regarding the amortization of goodwill (SFAS No. 142, Goodwill and Other Intangible Assets). As a result of that pronouncement, effective January 1, 2002, the amortization of goodwill (and other intangible assets with indefinite lives) ceased and goodwill was subject to an impairment test based on its fair value.

The majority of the goodwill ($4.5 million) as presented on our consolidated balance sheet at December 31, 2001 belonged to Cushman. Given the current trends of the industry in which Cushman operates and Cushman's financial results over the last several years, we felt it necessary to engage a business valuation firm to determine Cushman's fair value. Based on that assessment, we incurred an impairment write-down of all of the Cushman goodwill in the first quarter of 2002 in the amount of $4.0 million.

The write-down was only partially offset by the Company's 2002 income before giving effect to this accounting change. Retained earnings and total stockholders' equity at the end of 2002 were $7.1 million and $11.2 million, down from $8.5 million and $12.4 million at the end of 2001. The Company does not anticipate any other similar write-downs at this time.

At December 31, 2002, we owned $12.7 million of inventory and $2.0 million of property and equipment. Goodwill and other intangibles (net of amortization and depreciation) were $686,000 and $483,000, respectively and we still hold $250,000 in a leather artwork collection. Net total assets were $19.7 million. Current liabilities were $8.3 million (including $4.2 million of current maturities of long-term debt), while long-term debt was $2,000. Total stockholders' equity at the end of 2002 had decreased to $11.2 million, principally as a result of the $1.4 million net loss recorded during 2002.

CAPITAL RESOURCES AND LIQUIDITY

On March 20, 2002, the Company entered into a Credit and Security Agreement with Wells Fargo Bank Minnesota, N.A. ("Wells Fargo"), which replaced the borrowing arrangement with Wells Fargo Business Credit, Inc. The facility matures in November 2004 and is secured by all of the assets of the Company.

The Company is currently in compliance with all covenants and conditions contained in the Credit Facility and has no reason to believe that it will not continue to operate in compliance with the provisions of these financing arrangements. The principal terms and conditions of the Credit Facility are described in further detail in Note 4 Notes Payable and Long-Term Debt to the Consolidated Financial Statements.

The Company borrows and repays funds under revolving credit terms as needed. Principal balances at the end of each quarter are shown below:

4th Qtr. '01	1st Qtr. '02	2nd Qtr. '02	3rd Qtr. '02	4th Qtr. '02
(WFBC)	(Wells Fargo)	(Wells Fargo)	(Wells Fargo)	(Wells Fargo)
$4,500,422	$2,978,645	$3,323,269	$3,899,379	$4,213,533

Total indebtedness with WFBC at the end of 2001 and with Wells Fargo at the end of 2002 are shown below:

	December 31,			
	2001		2002	
	WFBC		Wells Fargo	
	Principal	Accrued Interest	Principal	Accrued Interest
Revolving Line	$ 4,500,422	$ 19,657	$ 4,213,533	$ 15,706

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The primary source of liquidity and capital resources during 2002 was cash flow provided by operating activities and our Credit and Security Agreement with Wells Fargo. Cash flows from operations for 2002 were $1.4 million. The largest portion of the operating cash flow was generated from net income before the goodwill write-off.

Consolidated accounts receivable decreased to $1.9 million at December 31, 2002 compared to $2.3 million at December 31, 2001. Average days to collect accounts improved from 47.86 days in 2001 to 43.54 days in 2002 on a consolidated basis. Individually, Leather Factory's days to collect was 41.52 days for 2002, an improvement over 2001 of 2.01 days. Tandy's days to collect was 34.09 days for 2002, an improvement of 17.59 days from 2001. Cushman's days to collect was 63.26 for 2002, an improvement of 11.87 days from 2001. Tandy's significant improvement in average days to collect is the result of the significant collection of delinquent accounts obtained in the Tandy Leather acquisition.

Inventory increased to $12.7 million at December 31, 2002 from $9.0 million at December 31, 2001. The majority of this increase was attributable to (1) our efforts to boost inventory in anticipation of the dock strike on the West Coast of the United States that has since ended, (2) the surge in flow of goods to us after the strike ended and the backlog of shipments unloaded, and (3) the addition of the fourteen new Tandy Leather stores in 2002. We have reduced our inventory purchases considerably in the first quarter of 2003 in order to return inventory levels to customary levels, although we anticipate it will be in the 2nd quarter of 2003 before the inventory begins to level out.

Consolidated inventory turned 3.65 times during 2002, a slight slowdown from 2001 (4.08 times) and essentially the same as 2000 (3.64 times). Separately, Tandy's 2002 and 2001 inventory turns were 8.10 times and 4.79 times, respectively. Leather Factory's inventory turned 3.20 times in 2002 and 3.96 times in 2001, and Cushman's inventory turned 4.12 times and 3.86 times in 2002 and 2001, respectively. The significant improvement in the inventory turn rate for Tandy Leather is due to the elimination of its central warehouse in September 2002 (combined into Leather Factory's warehouse). We now record only merchandise held in Tandy Leather stores as Tandy Leather inventory.

Leather Factory's turns slowed down slightly in 2002 because it added the Tandy Leather warehouse inventory to the goods held for the Leather Factory store system. Additionally, the increase in inventory arriving at the central warehouse in the fourth quarter adversely affected Leather Factory's inventory turns. Leather Factory store inventory turns, excluding the central warehouse inventory, was approximately 7.0 and 6.5 turns in 2002 and 2001, respectively. We compute our inventory turnover rates as sales divided by average inventory.

Accounts payable increased to $1.6 million at December 31, 2002 from $1.3 million at the end of 2001. The increased inventory on hand at the end of 2002 accounted for the increase.

The Company's current ratio improved at December 31, 2002 to 1.94, compared to 1.82 at December 31, 2001. If, however, accounting rules had not required the Company's debt with Wells Fargo to be classified as short-term (even though the stated maturity is in November 2004), the current ratio at December 31, 2002 would have been 3.94.

The largest use of operating cash in 2002 was for debt reduction and various capital expenditures. Capital expenditures totaled $1,073,000 and $630,000 for the years ended December 31, 2002 and 2001, respectively. Capital expenditures in 2002 included approximately $600,000 in leasehold improvements for the central warehouse and factory consolidation and remodeling of the Fort Worth Leather Factory store.

The following table summarizes by years our contractual obligations and commercial commitments as of December 31, 2002:

	Payments Due by Periods				
Contractual Obligations	Total	Less than 1 Year	1 - 3 Years	4 -5 Years	After 5 Years
Long-Term Debt*	$ 4,213,533	-	$ 4,213,533	-	-
Capital Lease Obligations	8,002	$ 6,859	1,143	-	-
Operating Leases	5,744,905	1,594,438	3,349,950	$ 800,517	-
Total Contractual Obligations	$ 9,966,440	$ 1,601,297	$ 7,564,626	$ 800,517	$ -

* The Company's loan from Wells Fargo matures in November 2004. The loan's maturity can be accelerated in the event of a material adverse change or upon other occurrences described in the related credit agreement.

CRITICAL ACCOUNTING POLICIES

The analysis and discussion of our financial condition and results of operations is based upon our consolidated financial statements that have been prepared in accordance with generally accepted accounting principles in the United States (US GAAP). The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. US GAAP provides the framework from which to make these estimates, assumptions and disclosures. We choose accounting policies within US GAAP that we believe are appropriate to accurately and fairly report the Company's operating results and financial position in a consistent manner. Management regularly assesses these policies in light of current and forecasted economic conditions. The Company's accounting policies are stated in Note 2 to the consolidated financial statements. We have summarized below the accounting policies that we believe are most critical to an understanding of the preparation of our financial statements.

Basis of Consolidation. We report our financial information on a consolidated basis. Therefore, unless there is an indication to the contrary, financial information is provided for the parent company, The Leather Factory, Inc., and its subsidiaries as a whole. Transactions between the parent company and any subsidiaries are eliminated for this purpose. We own all of the capital stock of our subsidiaries, and we do not have any subsidiaries that are not consolidated. None of our subsidiaries is "off balance sheet".

Revenue Recognition. We recognize revenue for retail (over the counter) sales as transactions occur and other sales upon shipment of our products provided that there are no significant post-delivery obligations to the customer and collection is reasonably assured, which generally occurs upon shipment. Net sales represent gross sales less negotiated price allowances, product returns, and allowances for defective merchandise.

Allowance for Accounts Receivable. We reduce accounts receivable by an allowance for amounts that may become uncollectible in the future. This allowance is an estimate based primarily on our evaluation of the customer's financial condition, past collection history, and the aging of the account. If the financial condition of any of our customers deteriorates, resulting in an impairment or inability to make payments, additional allowances may be required.

Inventory. Inventory is stated at the lower of cost or market and is accounted for on the "first in, first out" method. This means that sales of inventory treat the oldest item of identical inventory as being the first sold. In addition, we periodically reduce the value of our inventory for slow-moving or obsolete inventory. This reduction is based on management's review of items on hand compared to their estimated future demand. If actual future demand is less favorable than those projected by management, additional write-downs may be necessary. Goods shipped to us are recorded as inventory owned by us when the risk of loss shifts to us from the supplier.

Goodwill. We have indicated above that a change in the accounting rules necessitated a change in 2002 in how we report goodwill on our balance sheet. As a result, we incurred an impairment write-down in the first quarter of 2002 of our investment in Cushman in the amount of $4 million. The remaining goodwill on our balance sheet is analyzed by management periodically to determine the appropriateness of its carry value. As of December 31, 2002, management has determined that the present value of the discounted estimate future cash flows of the stores associated with the goodwill is sufficient to support their respective goodwill balances. If actual results of these stores differs significantly from management's projections, such difference could affect the present value calculation in the future resulting in an impairment of all or part of the goodwill currently carried on the Company's balance sheet.

FORWARD-LOOKING STATEMENTS

"Item 1. Business" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of this report contain forward-looking statements of management. In general, these are predictions or suggestions of future events and statements or expectations of future occurrences. There are certain important risks that could cause results to differ materially from those anticipated by some of the forward-looking statements. Some, but not all, of the important risks which could cause actual results to differ materially from those suggested by the forward-looking statements include, among other things:

- Involvement by the United States in war and other military operations in the Middle East could disrupt international trade and affect the Company's inventory sources.

- The recent slump in the economy in the United States, as well as abroad, may cause our sales to decrease or not to increase or adversely affect the prices charged for our products. Also, hostilities, terrorism or other events could worsen this condition.

- As a result of the on-going threat of terrorist attacks on the United States, consumer buying habits could change and decrease our sales.

- The prices of hides and leathers also fluctuate in normal times, and these fluctuations can affect the Company.

- If, for whatever reason, the costs of our raw materials and inventory increase, we may not be able to pass those costs on to our customers, particularly if the economy has not recovered from its downturn.

- Other factors could cause either fluctuations in buying patterns or possible negative trends in the craft and western retail markets. In addition, our customers may change their preferences to products other than ours, or they may not accept new products as we introduce them.

- We might fail to realize the anticipated benefits of the opening of Tandy Leather retail stores or other retail initiatives might not be successful.

- Tax or interest rates might increase. In particular, interest rates are likely to increase at some point from their present low levels. These increases will increase our costs of borrowing funds as needed in our business.

- Any change in the commercial banking environment may affect us and our ability to borrow capital as needed.

- Other uncertainties, which are difficult to predict and many of which are beyond the control of the Company, may occur as well.

The Company does not intend to update forward-looking statements.
****

SELECTED FINANCIAL DATA

The selected financial data presented below are derived from and should be read in conjunction with the Company's Consolidated Financial Statements and related notes. This information should also be read in conjunction with Item 7 - "Management's Discussion and Analysis of Financial Condition and Results of Operations." In particular, see the information there relating to the adoption of a new accounting pronouncement in 2002. The financial impact of the acquisition of Tandy Leather Company in November 2000 is included in the information presented for 2002, 2001 and 2000. Data in prior years have not been restated to reflect acquisitions that occurred in subsequent years.

Income Statement Data	Years Ended December 31,				
	2002	2001	2000	1999	1998
Net sales	$39,728,615	$37,279,262	$30,095,264	$27,164,399	$22,163,994
Cost of sales	18,393,914	17,934,935	15,147,547	14,907,768	12,428,324
Gross profit	21,334,701	19,344,327	14,947,717	12,256,631	9,735,670
Operating expenses	17,202,927	15,442,359	11,702,633	10,346,420	8,890,045
Operating income	4,131,774	3,901,968	3,245,084	1,910,211	845,625
Other expense	311,918	533,482	653,779	900,304	970,340
Income (loss) before income taxes	3,819,856	3,368,486	2,591,305	1,009,907	(124,715)
Income tax provision (benefit)	1,224,868	1,362,053	1,049,985	574,851	(85,524)
Net income (loss) before CE of chg in acctg princ	2,594,988	2,006,433	1,541,320	435,056	(39,191)
Cumulative effect of chg in acctg principle	(4,008,831)	-	-	-	-
Net income (loss)	$(1,413,842)	$ 2,006,433	$ 1,541,320	$ 435,056	$ (39,191)
Earnings (loss) per share	(0.14)	0.20	0.16	0.04	(0.00)
Earnings (loss) per share- *assuming dilution*	(0.13)	0.19	0.15	0.04	(0.00)
Weighted average common shares outstanding for					
Basic EPS	10,063,581	9,976,071	9,875,606	9,853,161	9,803,887
Diluted EPS	10,761,669	10,449,306	10,182,803	9,890,098	9,803,887

Balance Sheet Data	As of December 31,				
	2002	2001	2000	1999	1998
Total assets	$19,675,602	$19,548,323	$19,686,079	$18,220,775	$16,029,937
Notes payable and current Maturities of long term debt	4,218,968	4,527,904	5,759,626	6,061,735	6,139,327
Notes payable and long-term Debt, net of current maturities	2,256	7,691	13,025	121,686	61,389
Total Stockholders' Equity	$11,170,062	$12,423,671	$10,295,637	$ 8,680,425	$ 8,170,278

PRICE RANGE OF COMMON STOCK

Quoted by quarter for the years ended December 31, 2002 and 2001

	2002		2001	
Quarter Ended	High	Low	High	Low
March 31	$3.850	$2.010	$1.125	$0.900
June 30	$3.500	$2.850	$2.240	$0.950
September 30	$3.240	$2.450	$3.000	$1.800
December 31	$3.500	$2.800	$2.300	$1.750

There were approximately 644 stockholders of record on March 11, 2003.

Board of Directors, Executive and Operations Officers

DIRECTORS

Joseph R. Mannes
Managing Director
SAMCO Capital Markets
Dallas, Texas

H.W. Markwardt
Retired
Fort Worth, Texas

Michael A. Markwardt
Retired President
Encon Industries, LP
Fort Worth, Texas

Anthony C. Morton
Vice President and CFO
PYCO Industries, Inc.
Lubbock, Texas

William M. Warren
President
Loe, Warren Rosenfield, Kaitcer & Hibbs, PC
Secretary and General Counsel of The Leather Factory, Inc.

EXECUTIVE OFFICERS AND DIRECTORS

Wray Thompson
Chairman of the Board and Chief Executive Officer

Shannon L. Greene
Chief Financial Officer and Treasurer

Ronald C. Morgan
President and Chief Operating Officer

Robin L. Morgan
Vice President - Administration

OPERATIONS OFFICERS

Jon W. Thompson
Senior Vice President

Mark J. Angus
Vice President – Merchandising

David L. Ferrill
Vice President – Store Operations

Stockholder and Other Information

SEC FORM 10-K

STOCKHOLDERS MAY OBTAIN A COPY OF THE COMPANY'S ANNUAL REPORT TO THE SECURITIES AND EXCHANGE COMMISSION ON FORM 10-K WITHOUT CHARGE (EXCEPT FOR EXHIBITS) BY WRITING TO:
INVESTOR RELATIONS
THE LEATHER FACTORY, INC.
PO BOX 50429
FORT WORTH, TEXAS 76105-0429

CORPORATE HEADQUARTERS

The Leather Factory, Inc.
3847 East Loop 820 South
Fort Worth, Texas 76119
Phone: 817/496-4414
Facsimile: 817/496-9806

TRANSFER AGENT

Securities Transfer Corporation
2591 Dallas Parkway, Suite 102
Frisco, Texas 75034
Phone: 469/633-0101
Facsimile: 469/633-0088

STOCK EXCHANGE LISTING

The common stock of The Leather Factory, Inc. is listed on the American Stock Exchange. Ticker symbol: TLF

ANNUAL MEETING

The annual meeting of stockholders will be held at 10:00 a.m. on Thursday, May 15, 2003 in the Champions Ballroom III at the Wyndham Hotel
1500 Convention Center
Arlington, Texas 76011.


LF
Tandy
EST. 1919
LEATHER COMPANY

2002 Press Releases

01/02/02	Leather Factory Announces Tandy Leather Store Opens in Oklahoma
01/15/02	Leather Factory Hires Jim Linnell as Director of Operations for Tandy Leather
02/18/02	Leather Factory Announces Tandy Expansion to Boise, Idaho (Letter of Intent)
02/21/02	Leather Factory Reports Increased Earnings for 2001
03/01/02	Leather Factory Announces Tandy Leather Store in Boise, Idaho
03/07/02	Leather Factory Announces Tandy Leather Expanding into Canada (Toronto area)
03/20/02	Leather Factory Announces Credit Agreement with Wells Fargo Bank Minnesota
04/22/02	Leather Factory Continues Tandy Leather Expansion to East Hartford, CT
04/25/02	Leather Factory Reports 1st Quarter 2002 Results
04/30/02	Leather Factory Hires Former Tandy Leather President
05/23/02	Leather Factory Announces Three More Tandy Leather Retail Stores Opening June 1st
07/15/02	Leather Factory Announces Canadian Strategy of Combined Stores
07/16/02	Leather Factory Announces Tandy Leather Retail Store Returning to Fort Worth
07/22/02	Leather Factory Announces Tandy Leather Retail Stores in Albuquerque and Las Vegas
07/23/02	Leather Factory Reports 2nd Quarter 2002 Results
08/05/02	Leather Factory Announces Tandy Leather Retail Store Opened in Dallas
08/19/02	Leather Factory Announces Canadian Expansion into Edmonton, Alberta
09/25/02	Leather Factory Brings Tandy Leather Retail Store to Peoria, IL
10/01/02	Leather Factory Announces Tandy Leather Retail Store in Indianapolis, IN
10/07/02	Leather Factory Announces Tandy Leather Store in Memphis, TN
10/24/02	Leather Factory Announces Third Quarter 2002 Earnings
12/12/02	Leather Factory Announces Tandy Leather Store in Tempe, AZ


LF
Tandy
EST. 1919
LEATHER COMPANY




LEATHER COMPANY

THE LEATHER FACTORY, INC.